As filed with the Securities and Exchange Commission on May 14, 2010

Registration No. 333-164695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1 to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STS Turbo, Inc.
(Exact name of registrant as specified in its charter)

Nevada	3714	11-3713948
(State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

165 N. 1330 West, Suite A-4 Orem, UT 84057	(801) 224-3477
(Address, including zip code, of registrant’s principal executive offices)	(Telephone number, including area code)

 Richard K. Squires
STS Turbo, Inc.
165 N. 1330 West, Suite A-4
Orem, UT  84057
(801) 224-3477

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

COPIES TO:

Brian A. Lebrecht, Esq.
The Lebrecht Group, APLC
406 W. South Jordan Parkway, Suite 160
South Jordan, UT  84095
(801) 983-4948

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee (3)

Common Stock of certain selling shareholders	4,433,500	(1)	$0.20	$886,700	$63.22

Total Registration Fee					$63.22

(1)
Pursuant to Rule 416 of the Securities Act, this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby to be offered pursuant to terms that provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend paid with respect to, the registered securities.

(2)
There is currently no market for our common stock.  The offering price per share for the selling security holders was estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) and (o) under the Securities Act of 1933, as amended.  For purposes of this calculation we used the last sale price at which the Company sold shares, which was in a private placement.

(3)	Previously paid by registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the SEC is effective.  This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 14, 2010

PROSPECTUS

Up to 4,433,500 shares of common stock

STS TURBO, INC.

We are registering up to 4,433,500 shares, representing 13.7% of our current outstanding common stock, for sale by 212 of our existing shareholders:  This offering will terminate when all 4,433,500 shares are sold or on _____________, 20__, unless we terminate it earlier.

Investing in the common stock involves risks.  STS Turbo, Inc. currently designs, manufactures, and markets a patented turbocharger system for the automotive market and while it is not a development stage company, it is a company with limited operations, limited income, and limited assets, is in unsound financial condition, and you should not invest unless you can afford to lose your entire investment.  The company’s independent auditors report on its financial statements for the years ended December 31, 2009 and 2008 expresses substantial doubt as to its ability to continue as a going concern.  See “Risk Factors” beginning on page 4.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

All of the common stock registered by this prospectus will be sold by the selling shareholders on their own behalf at a price of $0.20 per share.  The selling stockholders, and any participating broker-dealers, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the “Securities Act,” and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.

Our common stock is not traded on any national securities exchange and is not quoted on any over-the-counter market.  If our shares become quoted on the Over-The-Counter Bulletin Board, sales will be made at prevailing market prices or privately negotiated prices.  STS Turbo, Inc. is not selling any of the shares of common stock in this offering and therefore will not receive any proceeds from this offering.  The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

The date of this prospectus is __________________, 2010

PROSPECTUS SUMMARY

STS TURBO, INC.

All references to “STS,” the “Company,” “we,” “us” or “our” in this prospectus mean STS Turbo, Inc., a Nevada corporation, and all entities owned or controlled by STS Turbo, Inc., except where it is made clear that the term means only the parent company.

Overview

We sell turbocharger systems for automobiles.  The turbochargers can be installed at our facility in Orem, Utah, or we can ship the parts to our customer and they can have it installed by a local mechanic in their area.  We sell our turbochargers through the Internet, and through our network of over 200 distributors.  Our advertising and marketing efforts are focused on creating a known brand and driving potential customers to our website and encouraging them to contact the company sales staff directly.

We own 3 U.S. patents that cover our turbochargers.  We manufacture some of the parts for our turbochargers, but most of the parts are purchased from our suppliers and then packaged and sold to our customers.  Our typical customer has historically been a car enthusiast, however, we are trying to expand our customer base to include those who want fuel savings and are attracted to the environmental benefits of our products.

Our future plans are to expand our product line so that we offer turbochargers for a wider variety of vehicles.  We are also working on a completely new technology that, although not ready for development yet, might increase the efficiency of larger vehicles such as tractor trailers.

Background

Forced induction, in the form of a supercharger or turbocharger, was introduced in the early 1900s and has become the standard for increasing the horsepower and torque of an engine.  Forced induction forces more air into the cylinders of the engine during the intake stroke in order to increase power.  Centrifugal superchargers are currently the preferred option of most performance enthusiasts due to their relatively easy installation and lower cost, even though they inefficiently pull power from the engine itself in order to operate the air compressor that forces more air into the engine.

Turbochargers are actually a more efficient way to “boost” a motor and are used primarily in aerospace and diesel applications.  Turbochargers utilize the normally wasted energy in the exhaust of the vehicle to operate the air compressor. Many of the major automobile manufacturers offer turbocharged vehicles as an option.  However, turbochargers have not flourished in the automotive industry or the aftermarket performance industry because of the difficult task of finding a location to put a 2,000°F component the size of a basketball under the hood in an already over-crowded engine compartment.  As well as the fact that traditional front-mounted turbocharger systems have had a very difficult time passing modern emissions standards.  Turbochargers have done better in the import market because the motors are smaller and cannot afford the horsepower loss of a belt-driven supercharger.  Not surprisingly, turbochargers are a popular option in the racing industry because of their efficiency and horsepower potential.

The Technology

We own three (3) issued U.S. patents with Australian and European patents pending on an innovative method of turbocharging a vehicle.  We expect to start being granted international patents in 18-24 months.  Our U.S. patents will begin to expire in early 2023.

STS turbocharger systems are not mounted in the traditional location under the hood in the engine bay, but are instead mounted in the rear of the vehicle where the stock muffler was originally located.  The remote location allows for a quicker and easier install, cooler oil and under-hood engine components, and cooler intake air temperatures, which helps to deliver more horsepower per pound of boost than our competitors.  More horsepower per pound of boost means that the engine does not have to work as hard in order to get the same horsepower.  This prolongs engine life, improves reliability, and reduces the risk of any engine damage.

Because the location of the turbocharger is uniquely in the rear of the vehicle behind the catalytic converters, the turbo system actually helps reduce emissions by causing the catalytic converters to get up to operating temperature quicker and to stay at an increased operating efficiency.  Also, due to the use of wasted exhaust energy to create more power from the engine, our own testing has shown that fuel efficiency normally increases at least 10-20% with the turbocharger as compared with the stock vehicle, and the turbocharged vehicle now has more horsepower.  Please note that these results come from our own internal tests, conducted on a limited number of vehicles, and have not been verified by a third party.  It is our belief that an even greater fuel efficiency improvement can be achieved when comparing two vehicles with approximately the same horsepower – one with a smaller engine that is turbocharged, and one that has a larger stock engine.

 Selected Financial Information

Our Current Assets, Total Assets, Current Liabilities, Total Liabilities, Revenue, Gross Profit, and Net Income (Loss) as of and for the years ended December 31, 2009 and 2008, are as follows:

	As of and for the year ended December 31, 2009	As of and for the year ended December 31, 2008

Current Assets	$275,174	$266,461
Total Assets	291,139	305,995
Current Liabilities	574,766	1,097,065
Total Liabilities	796,439	1,260,584

Revenue	1,741,325	1,945,173
Gross Profit	747,473	690,547
Net Income (Loss)	(93,059)	(646,591)

Our cash on hand as of May 10, 2010 was approximately $118,000, and our monthly cash flow burn rate (net of cost of goods sold) is approximately $60,000.  During the first three months of 2010, our revenue has averaged nearly double that amount.

Corporate Information

We were incorporated on August 28, 2008, in the State of Nevada, as STS Turbo, Inc.  Effective September 12, 2008, we acquired all of the issued and outstanding securities of Squires Turbo Systems, Inc., a Utah corporation, from its shareholders.  We intend to become a reporting company by filing of a registration statement with the Commission for the resale of all Shares by the purchasers herein, followed by a Form 8-A.  Following such registration, we intend to seek a market maker to apply to list our common stock for trading on the Over the Counter Bulletin Board.

Through Squires Turbo Systems, Inc., our wholly-owned subsidiary, we develop, manufacture, and sell a patented turbocharger system that our own testing has shown increases horsepower, improves fuel efficiency, and reduces the emissions of any vehicle.  Our principal product is the automotive remote-mount turbocharger.

We have a second wholly-owned subsidiary, Power-Train Systems, Inc., through which we are developing ‘green’ power production and enhancement technologies, primarily designed to increase the efficiency and reduce harmful emissions of vehicles and large equipment.  However, this technology is in its research and development phase and is not ready for us to market.

Our principal offices are located at 165 N. 1330 West, Suite A-4, Orem, UT  84057.   The telephone is (801) 224-3477.  Our website address is www.ststurbo.com.  Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.

The Offering

Securities Offered:

Shares Offered by
Selling Shareholders:	We are registering 4,433,500 shares for sale by 212 existing holders of our common stock (see list of Selling Shareholders).

RISK FACTORS

Any investment in our common stock involves a high degree of risk.  You should consider carefully the following information, together with the other information contained in this prospectus, before you decide to buy our common stock.  If any of the following events actually occurs, our business, financial condition or results of operations would likely suffer.  In this case, the market price, if any, of our common stock could decline, and you could lose all or part of your investment in our common stock.

We face risks in completing the research for our products and eventually bringing them to market. The following risks are material risks that we face.  If any of these risks occur, our business, our ability to achieve revenues, our operating results and our financial condition could be seriously harmed.

RISKS RELATED TO OUR BUSINESS

We have a limited operating history and no historical financial information upon which you may evaluate our performance.

You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages of development.  We may not successfully address these risks and uncertainties or successfully implement our existing and new products and services.  If we fail to do so, it could materially harm our business and impair the value of our common stock.  Even if we accomplish these objectives, we may not generate the positive cash flows or profits we anticipate in the future.  We were incorporated in Nevada on August 28, 2008, and, on September 12, 2008, acquired Squires Turbo Systems, Inc., a Utah corporation incorporated on March 1, 2004.  Unanticipated problems, expenses and delays are frequently encountered in establishing a new business and developing new products and services.  These include, but are not limited to, inadequate funding, lack of consumer acceptance, competition, product development, and inadequate sales and marketing.  The failure by us to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce or curtail operations.  No assurance can be given that we can or will ever operate profitably.

If we are unable to meet our future capital needs, we may be required to reduce or curtail operations.

To date, Squires Turbo Systems, Inc., our wholly-owned subsidiary through which we operate, has relied on cash flow from operations, funding from its founders, debt financing, and private stock sales to fund operations.  We have extremely limited cash liquidity and capital resources.  Our cash on hand as of May 10, 2010 was approximately $118,000, and our monthly cash flow burn rate (net of cost of goods sold) is approximately $60,000.  During the first three months of 2010, our revenue has averaged nearly double that amount.

Our future capital requirements will depend on many factors, including our ability to market our services successfully, cash flow from operations, and competing market developments.  We anticipate that our cash needs can be met from operations for the next 12 months.  However, there can be no assurance that this will be the case.  Consequently, although we currently have no specific plans or arrangements for financing, we intend to raise funds through private placements, public offerings or other financings.  Any equity financings would result in dilution to our then-existing stockholders.  Sources of debt financing may result in higher interest expense.  Any financing, if available, may be on unfavorable terms.  If adequate funds are not obtained, we may be required to reduce or curtail operations.

As we have reported recurring losses from operations, and an accumulated deficit, there is no assurance that we will be able to continue as a going concern.

Our financial statements included with this Registration Statement for the years ended December 31, 2009 and 2008 have been prepared assuming that we will continue as a going concern.  Our auditors have made reference to the substantial doubt as to our ability to continue as a going concern in their audit report on our audited financial statements for the years ended December 31, 2009 and 2008.  If we are not able to achieve profitable operations, then we likely will be forced to cease operations and investors will likely lose their entire investment.

If we fail to successfully complete a public offering of our securities, it may impede your ability to sell our shares.

There is absolutely no assurance that we will ever successfully complete a public offering of our securities. Investors in this offering should only purchase the Shares based on the merits and risks of a long-term investment as disclosed in this Prospectus. We do not presently have a commitment from any person or underwriter for any public offering. Any such offering or offerings would generally be subject to many conditions, including market trends for initial public offerings, our business plan, results of operations, and other factors. If we fail to successfully complete a public offering of our securities, it may impede your ability to sell the Shares.

Because we face intense competition, we may not be able to operate profitably in our markets.

The market for turbochargers and superchargers is highly competitive and is becoming more so, which could hinder our ability to successfully market our products.  We may not have the resources, expertise or other competitive factors to compete successfully in the future.  We expect to face additional competition from existing competitors and new market entrants in the future. Many of our competitors, including, but not limited to, Vortech Engineering, LLC, Procharger, Garrett, Turbonetics, and APS, have greater name recognition and more established relationships in the industry than we do.  As a result, these competitors may be able to:

•	develop and expand their product offerings more rapidly;
•	adapt to new or emerging changes in customer requirements more quickly;
•	take advantage of acquisition and other opportunities more readily; and
•	devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can.

Our products and technologies may not be as competitive as other aftermarket forced induction technologies that have been in use for a long period of time and offer advantages of being accepted in the marketplace.

The aftermarket forced induction industry, meaning the market for forced induction turbochargers sold to consumers after they already own the vehicle, has significant competition.  Other technologies exist which also increase the horsepower of vehicles.  For example, superchargers have been in use since the early 1900s and offer the advantage that they have been widely accepted in the marketplace, whereas our products might face some challenges with respect to broad market acceptance for some currently indeterminable time.  For example, we must overcome the current market perception that the supercharger technology is superior to our technology because turbochargers are perceived to have lag.  Lag is a term generally defined to mean a delay between the time when a driver pushes down on the gas pedal and when the car actually accelerates.  Our turbochargers do not have lag, as supported by our own internal testing and feedback from our customers.  Failure to overcome such product misconceptions and gain greater market acceptance of our technology could have a material adverse effect on our business and the value of our common stock.

If we are unable to maintain brand image or product quality, or if we encounter product recalls, our business may suffer.

Our success depends on our ability to maintain and build brand image for our existing products, new products and brand extensions.  We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our products’ brand image and on consumer preferences.  Product quality issues, real or imagined, could tarnish the image of the affected brands and may cause consumers to choose other products.  We may be required from time to time to recall products entirely or from specific retailers, markets or batches.  Product recalls could adversely affect our profitability and our brand image.

While we have to date not experienced any credible product liability litigation, there is no assurance that we will not experience such litigation in the future.  In the event we were to experience product liability claims or a product recall, our financial condition and business operations could be materially adversely affected.

If we are unable to keep pace with technological change, our existing technology may become obsolete which would materially and adversely affect our future sales and profitability.

The automotive and other industries on which the market for our products depends are characterized by rapid and significant technological change.  Our success depends on our ability to continually develop new technologies and to refine products incorporating our original technology.  Due to delay and the rapid pace of technological innovation in these industries, there is a risk that our products may be superseded by new technology and become obsolete.

Our products may not be commercially accepted or we may not be able to enhance existing products or develop new products.  Future technological change may render one or more of our products obsolete or uneconomical.  Our ability to continue to develop and market new and improved products that can achieve significant market acceptance will determine our future sales and profitability.

If we are unable to attract and retain key personnel, we may not be able to compete effectively in our market.

Our success will depend, in part, on our ability to attract and retain key management, including primarily Richard K. Squires, technical experts and sales and marketing personnel.  We attempt to enhance our management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas.  Our inability to retain employees and attract and retain sufficient additional employees, and information technology, engineering and technical support resources, could have a material adverse effect on our business, financial condition, results of operations and cash flows.  The loss of key personnel could limit our ability to develop and market our products.

Because our officers, directors and principal shareholders control a large percentage of our common stock, plus preferred stock, such insiders have the ability to influence matters affecting our shareholders.

Our officers and directors as a group beneficially own 50% of the outstanding common stock, and combined with our Series A Convertible Preferred Stock, control over 80% of our outstanding voting securities.  As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares.  Because they control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated.  Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.  See “Principal Shareholders.”

Impairment of our intellectual property rights could negatively affect our business or could allow competitors to minimize any advantage that our proprietary technology may give us.

While it is our practice to enter into agreements with all employees and some of our customers and suppliers to prohibit or restrict the disclosure of proprietary information, we cannot be sure that these contractual arrangements or the other steps we take to protect our proprietary rights will prove sufficient to prevent illegal use of our proprietary rights or to deter independent, third-party development of similar proprietary assets.

We currently have various patents on our automotive remote-mount turbocharger technology.  However, effective copyright, trademark, trade secret and patent protection may not be available in every country in which our products and services are offered.  In the future, we may be involved in legal disputes relating to the validity or alleged infringement of our intellectual property rights or those of a third party.  Intellectual property litigation is typically extremely costly and can be disruptive to business operations by diverting the attention and energies of management and key technical personnel.  In addition, any adverse decisions could subject us to significant liabilities, require us to seek licenses from others, prevent us from using, licensing or selling certain of our products and services, or cause severe disruptions to operations or the markets in which we compete which could decrease profitability.

If we are unable to obtain, maintain and enforce intellectual property protection covering our products outside of the United States, others may be able to make, use, or sell our products, which could have a material adverse effect on our business.

Our success is dependent in part on obtaining, maintaining and enforcing intellectual property rights, including patents, both in and outside the United States.  If we are unable to obtain, maintain and enforce intellectual property legal protection covering our products outside of the United States, others may be able to make, use or sell products that are substantially identical to ours, which would adversely affect our ability to compete in the market.

We have a number of foreign pending patent applications; however, even if we are issued patents in these foreign jurisdictions, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions.  If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially materially adversely affected.

We may initiate litigation to enforce our patent rights, which may prompt our adversaries in such litigation to challenge the validity, scope or enforceability of our patent.  Patent litigation is complex and often difficult and expensive, and would consume the time of our management and other significant resources.  In addition, the outcome of patent litigation is uncertain.  If a court decides that our patent or patents that may be issued to us in the future are not valid, not enforceable or of a limited scope, we may not have the right to stop others from using the subject matter covered by those patents.

If we are unable to protect the confidentiality of our proprietary information and know-how, our competitors may use our technology to develop competing products.

We rely on third-party suppliers and manufacturers to provide raw materials for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

Substantially all of our products are manufactured by unaffiliated manufacturers.  We have no long-term contracts with our suppliers or manufacturing sources, and we compete with other companies for raw materials, production and import quota capacity.  We purchase raw materials such as bent steel tubing, steel flanges, and ceramic coating from third-party manufacturers such as B&C Industries, Inc., Precision Laser Processing, and Jet-Hot Coatings.  We combine these materials during our manufacturing process to assemble the kits necessary to retrofit our turbocharger products onto specific vehicles.

There can be no assurance that there will not be a significant disruption in the supply of raw materials from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all.  In addition, we cannot be certain that our unaffiliated manufacturers will be able to fill our orders in a timely manner.  If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional supplies of raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements.  In addition, even if we are able to expand existing or find new manufacturing or raw material sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards.  Any delays, interruption or increased costs in the supply of raw materials or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short and long-term.

In addition, there can be no assurance that our suppliers and manufacturers will continue to provide raw materials and to manufacture products that are consistent with our standards.  We have occasionally received, and may in the future continue to receive, shipments of product that fail to conform to our quality control standards.  In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenues resulting from the inability to sell those products and related increased administrative and shipping costs.  In addition, because we do not control our manufacturers, products that fail to meet our standards or other unauthorized products could end up in the marketplace without our knowledge, which could harm our reputation in the marketplace.

We could become subject to product liability claims that could be expensive, divert management’s attention and harm our business.

Our business exposes us to potential product liability risks that are inherent in the manufacturing, marketing and sale of aftermarket automotive products.  We may be held liable if our products cause injury or death or are found otherwise unsuitable or defective during usage.

Our turbo systems incorporate mechanical and electrical parts and components, any of which can have defective or inferior parts or contain defects, errors or failures.  A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs.  Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims.  Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or in adequate amounts.  A product liability claim, regardless of its merit or eventual outcome could result in:

•	decreased demand for our products;
•	injury to our reputation;
•	diversion of management’s attention;
•	significant costs of related litigation;
•	payment of substantial monetary awards by us;
•	product recalls or market withdrawals;
•	a change in the design, manufacturing process or the indications for which our products may be used;
•	loss of revenue; and
•	an inability to commercialize product candidates.

Our business may be negatively impacted by a slowing economy or by unfavorable economic conditions or developments in the United States and/or in other countries in which we operate.

A general slowdown in the economy in the United States or unfavorable economic conditions or other developments may result in decreased consumer demand, business disruption, supply constraints, foreign currency devaluation, inflation or deflation.  A slowdown in the economy or unstable economic conditions in the United States or in the countries in which we operate could have an adverse impact on our business results or financial condition.

In particular, the automotive industry has declined dramatically in the current recession.  Our products, while providing long term cost savings in fuel economy and being friendly to the environment, might be seen as luxury or optional items and thus our revenues are subject to the decreased consumer spending.  In addition, tightening credit markets might negatively affect our ability to raise capital for expansion.

We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business.

We may experience rapid growth and development in a relatively short period of time by aggressively marketing our automotive remote-mount turbocharger and related products.  The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, the ability to attract and retain qualified management personnel and the training of new personnel.  We intend to hire additional personnel in order to manage our expected growth and expansion.  Failure to successfully manage our possible growth and development could have a material adverse effect on our business and the value of our common stock.

Our business may be negatively impacted by changes in vehicle emissions requirements in the United States and/or other countries in which we operate.

Many governments in countries throughout the world are regulating vehicle emissions and fuel economy standards and offering incentives to consumers to own and operate more efficient vehicles.  If these regulations change in such a way as to make our products less desirable or less affordable, it may have a negative impact on our revenues.

RISKS RELATED TO OUR COMMON STOCK

There is no public trading market for our common stock, which may impede your ability to sell our shares.

Currently, there is no trading market for our common stock, and there can be no assurance that such a market will commence in the future.  There can be no assurance that an investor will be able to liquidate his or her investment without considerable delay, if at all.  If a trading market does commence, the price may be highly volatile.  Factors discussed herein may have a significant impact on the market price of our shares.  Moreover, due to the relatively low price of our securities, many brokerage firms may not effect transactions in our common stock if a market is established.  Rules enacted by the SEC increase the likelihood that most brokerage firms will not participate in a potential future market for our common stock.  Those rules require, as a condition to brokers effecting transactions in certain defined securities (unless such transaction is subject to one or more exemptions), that the broker obtain from its customer or client a written representation concerning the customer’s financial situation, investment experience and investment objectives.  Compliance with these procedures tends to discourage most brokerage firms from participating in the market for certain low-priced securities.

We intend to have a market maker apply to list our common stock for trading on the "Over-the-Counter Bulletin Board," which may make it more difficult for investors to resell their shares due to suitability requirements.

We intend to have a market maker apply to list our common stock for trading on the Over the Counter Bulletin Board (OTCBB).  However, there can be no assurance that we will find a market maker willing to submit an application, or that such market maker’s application will be accepted.  Broker-dealers often decline to trade in OTCBB stocks given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater.  These factors may reduce the potential market for our common stock by reducing the number of potential investors.  This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares.  This could cause our stock price to decline.

If we are unable to pay the costs associated with being a public, reporting company, we may not be able to commence and/or continue trading on the Over the Counter Bulletin Board and/or we may be forced to discontinue operations.

We intend to apply to list our common stock for trading on the OTCBB.  We expect to have significant costs associated with being a public, reporting company, which may raise substantial doubt about our ability to commence and/or continue trading on the OTCBB and/or continue as a going concern.  These costs include compliance with the Sarbanes-Oxley Act of 2002, which will be difficult given the limited size of our management, and we will have to rely on outside consultants.  Accounting controls, in particular, are difficult and can be expensive to comply with.

Our ability to commence and/or continue trading on the OTCBB and/or continue as a going concern will depend on positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing.  If we are unable to achieve the necessary product sales or raise or obtain needed funding to cover the costs of operating as a public, reporting company, our common stock may be deleted from the OTCBB and/or we may be forced to discontinue operations.

Our principal stockholders have the ability to exert significant control in matters requiring stockholder approval and could delay, deter, or prevent a change in control of our company.

Our officers and directors collectively own approximately 50% of our outstanding common stock, and combined with our Series A Convertible Preferred Stock, control over 80% of our outstanding voting securities.. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares.  Because they control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated.  Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.  Investors who purchase our common stock should be willing to entrust all aspects of operational control to our current management team.

We do not intend to pay dividends in the foreseeable future.

We do not intend to pay any dividends in the foreseeable future.  We do not plan on making any cash distributions in the manner of a dividend or otherwise.  Our Board presently intends to follow a policy of retaining earnings, if any.

We have the right to issue additional common stock and preferred stock without consent of stockholders.  This would have the effect of diluting investors’ ownership and could decrease the value of their investment.

We have additional authorized, but unissued shares of our common stock that may be issued by us for any purpose without the consent or vote of our stockholders that would dilute stockholders’ percentage ownership of our company.

In addition, our certificate of incorporation authorizes the issuance of shares of preferred stock, the rights, preferences, designations and limitations of which may be set by the Board of Directors.  Our certificate of incorporation has authorized issuance of up to 10,000,000 shares of preferred stock in the discretion of our Board.  The shares of authorized but undesignated preferred stock may be issued upon filing of an amended certificate of incorporation and the payment of required fees; no further stockholder action is required.  If issued, the rights, preferences, designations and limitations of such preferred stock would be set by our Board and could operate to the disadvantage of the outstanding common stock.  Such terms could include, among others, preferences as to dividends and distributions on liquidation.

Our common stock is governed under The Securities Enforcement and Penny Stock Reform Act of 1990.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.  The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years.  Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management.  Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation, and the effects of competition.  Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.  These statements are only predictions and involve known and unknown risks and uncertainties, including the risks outlined under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement.  We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders.  We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering.

DETERMINATION OF OFFERING PRICE

We are registering up to 4,433,500 shares for resale by existing holders of our common stock.  There is no established public market for the shares we are registering.  Our management has established the price of $0.20 per share based upon the price at which recent transactions took place, their estimates of the market value of STS Turbo, Inc., and the price at which potential investors might be willing to purchase the shares offered.  Most of the selling shareholders in this offering paid $0.20 per share, and thus will not realize a profit unless and until there is an active trading market at a higher price.

SELLING SECURITY HOLDERS

The following table provides information with respect to shares offered by the selling stockholders:

Selling stockholder	Shares for sale	Shares before offering	Percent before offering	Shares after offering	Percent after offering (1)

Dwight Finnestad	7,500	7,500	<1%	-0-	0.0%
Ikuko Bergenthal	15,000	15,000	<1%	-0-	0.0%
Kenneth Bergenthal	20,000	20,000	<1%	-0-	0.0%
Tenax LLC c/o R. Mark Ward	25,000	25,000	<1%	-0-	0.0%
Trevor Sandord	15,000	15,000	<1%	-0-	0.0%
Gordon Lonsdale	7,500	7,500	<1%	-0-	0.0%
Lynn Lonsdale	7,500	7,500	<1%	-0-	0.0%
James A. McClanahan	10,000	10,000	<1%	-0-	0.0%
Nelcie E. Pope	12,500	12,500	<1%	-0-	0.0%
Snow Company LLC c/o Bradley Taylor	10,000	10,000	<1%	-0-	0.0%
Leonard and Susan L. Black	20,000	20,000	<1%	-0-	0.0%
Ryan Petersen	10,000	10,000	<1%	-0-	0.0%
Sidney Clements	25,000	25,000	<1%	-0-	0.0%
Endless Sunshine, LLC c/o Jody Dorius	25,000	25,000	<1%	-0-	0.0%
Early Bird Management, LLC c/o Jody Dorius	25,000	25,000	<1%	-0-	0.0%
Dream Your Dreams, LLC c/o Jody Dorius	25,000	25,000	<1%	-0-	0.0%
Florence Klewin	7,500	7,500	<1%	-0-	0.0%
Jared B. Perry	7,500	7,500	<1%	-0-	0.0%
Jeff C. Rasmussen	12,500	12,500	<1%	-0-	0.0%
Jeremy Hall	7,500	7,500	<1%	-0-	0.0%
Chad Nowers	25,000	25,000	<1%	-0-	0.0%
Hubert Guinn Jr.	25,000	25,000	<1%	-0-	0.0%
Terry Niedecken	7,500	7,500	<1%	-0-	0.0%
Barry Guinn	10,000	10,000	<1%	-0-	0.0%
Gary Gines	7,500	7,500	<1%	-0-	0.0%
Tolleson Sisters LLC c/o Jenny Tolleson	7,500	7,500	<1%	-0-	0.0%
William M. Tolleson	25,000	25,000	<1%	-0-	0.0%
William Jared Tolleson	7,500	7,500	<1%	-0-	0.0%
Kenneth W. Crump	7,500	7,500	<1%	-0-	0.0%
Jill Johnson	10,000	10,000	<1%	-0-	0.0%
Nathaniel Loge	7,500	7,500	<1%	-0-	0.0%
Brad Crawford	12,500	12,500	<1%	-0-	0.0%
Dave E. Oveson	25,000	25,000	<1%	-0-	0.0%
Mark Ramey	12,500	12,500	<1%	-0-	0.0%
Rodney B. Ford	7,500	7,500	<1%	-0-	0.0%
Blaine B Ford	7,500	7,500	<1%	-0-	0.0%
Ryan Gardner	10,000	10,000	<1%	-0-	0.0%

Richard Maldonado Valdez	10,000	10,000	<1%	-0-	0.0%
Jeff Gardner	10,000	10,000	<1%	-0-	0.0%
Kevin S. Dorius, DMD, PA	12,500	12,500	<1%	-0-	0.0%
The Metatron Group, LLC c/o Bretton K. Hadfield	7,500	7,500	<1%	-0-	0.0%
Kimbalyn DaNea Hayes	12,500	12,500	<1%	-0-	0.0%
Tommy Doyle Hayes	12,500	12,500	<1%	-0-	0.0%
Nathan Tye Hayes	10,000	10,000	<1%	-0-	0.0%
Samuel Trey Hayes	10,000	10,000	<1%	-0-	0.0%
James F. Walsh	7,500	7,500	<1%	-0-	0.0%
Carter Chase	7,500	7,500	<1%	-0-	0.0%
John Chase	50,000	50,000	<1%	-0-	0.0%
Lex Herbert	7,500	7,500	<1%	-0-	0.0%
Jason Snyder	25,000	25,000	<1%	-0-	0.0%
Jonathan Wardle	15,000	15,000	<1%	-0-	0.0%
Michael K. & Dorothy A. Rosenlof	20,000	20,000	<1%	-0-	0.0%
Guy Weber	10,000	10,000	<1%	-0-	0.0%
Welby Venture Group, LLC c/o Jody Dorius	7,500	7,500	<1%	-0-	0.0%
Jody Dorius	25,000	25,000	<1%	-0-	0.0%
Todd Dorius	25,000	25,000	<1%	-0-	0.0%
Nancy A. Martin	17,500	17,500	<1%	-0-	0.0%
James Glaittli	10,000	10,000	<1%	-0-	0.0%
Kim Southworth	17,500	17,500	<1%	-0-	0.0%
Charles Leiman	10,000	10,000	<1%	-0-	0.0%
C Michael Vertner	7,500	7,500	<1%	-0-	0.0%
Laurie N. Vertner	7,500	7,500	<1%	-0-	0.0%
Brett Nielson	7,500	7,500	<1%	-0-	0.0%
Nathan Delahunty	7,500	7,500	<1%	-0-	0.0%
Ronald J. Kroonstuiver	12,500	12,500	<1%	-0-	0.0%
Jeffrey T. Wilding	15,000	15,000	<1%	-0-	0.0%
Jeff Ford	7,500	7,500	<1%	-0-	0.0%
Kenneth L. Carling	7,500	7,500	<1%	-0-	0.0%
Clayton McKinnon	7,500	7,500	<1%	-0-	0.0%
Craig Wright	10,000	10,000	<1%	-0-	0.0%
Mike Nielson Enterprizes c/o Michael Nielson	10,000	10,000	<1%	-0-	0.0%
Candland Investing, LLC c/o Paul W. Nelson	12,500	12,500	<1%	-0-	0.0%
Jacqulin Clavijo	7,500	7,500	<1%	-0-	0.0%
Greg Dunford	15,000	15,000	<1%	-0-	0.0%
Carolyn Holder	7,500	7,500	<1%	-0-	0.0%
William J. Parkes	10,000	10,000	<1%	-0-	0.0%
Randal K. Anderson	25,000	25,000	<1%	-0-	0.0%
Bereck LP c/o Harvard B. Heaton	10,000	10,000	<1%	-0-	0.0%
Matthew Anderson	7,500	7,500	<1%	-0-	0.0%
Michael Anderson	7,500	7,500	<1%	-0-	0.0%
Russell Dunbar	7,500	7,500	<1%	-0-	0.0%
Earl G. McKee	7,500	7,500	<1%	-0-	0.0%
Barbara Iwaniec	7,500	7,500	<1%	-0-	0.0%

Art Lafeber	7,500	7,500	<1%	-0-	0.0%
Christine Goff	7,500	7,500	<1%	-0-	0.0%
Eric Raynor	15,000	15,000	<1%	-0-	0.0%
Derek Raynor	7,500	7,500	<1%	-0-	0.0%
E. Lee Wynne & CaMary Wynne	7,500	7,500	<1%	-0-	0.0%
Heal Investments, LLC c/o Paul Evans	15,000	15,000	<1%	-0-	0.0%
Cris S. Stevens	10,000	10,000	<1%	-0-	0.0%
Tyler Dabo	10,000	10,000	<1%	-0-	0.0%
Williaqm Trent Ricahrdson	15,000	15,000	<1%	-0-	0.0%
RCR&T Inc./Ryan Brumfiled	7,500	7,500	<1%	-0-	0.0%
James N. Finnestad	7,500	7,500	<1%	-0-	0.0%
Glen Nakaoka	10,000	10,000	<1%	-0-	0.0%
Green Stream, LLC c/o S. David Lewis	7,500	7,500	<1%	-0-	0.0%
Jacob Clark	12,500	12,500	<1%	-0-	0.0%
Jason N. Crowther	15,000	15,000	<1%	-0-	0.0%
Glade & Emily Walker	8,500	8,500	<1%	-0-	0.0%
Michael C. Dorius	15,000	15,000	<1%	-0-	0.0%
Dennis Crump	15,000	15,000	<1%	-0-	0.0%
Brenda Crump	15,000	15,000	<1%	-0-	0.0%
Johnson Tran	10,000	10,000	<1%	-0-	0.0%
Doris Anderson	7,500	7,500	<1%	-0-	0.0%
David Brower	12,500	12,500	<1%	-0-	0.0%
Shon Colarusso	7,500	7,500	<1%	-0-	0.0%
Marlon D. Jones	10,000	10,000	<1%	-0-	0.0%
Chad Olsen	7,500	7,500	<1%	-0-	0.0%
Rick L & Linda A. Crane	7,500	7,500	<1%	-0-	0.0%
David G. Watson	25,000	25,000	<1%	-0-	0.0%
Maren Stephenson	7,500	7,500	<1%	-0-	0.0%
David L. Whetten	7,500	7,500	<1%	-0-	0.0%
Joan Alspach	7,500	7,500	<1%	-0-	0.0%
Clifford Brent Stapley	20,000	20,000	<1%	-0-	0.0%
Dennis Taylor	50,000	50,000	<1%	-0-	0.0%
Amber J. Benson	7,500	7,500	<1%	-0-	0.0%
IMA Producer, LLC c/o Bernard Buentipo	7,500	7,500	<1%	-0-	0.0%
Terry Dorton	7,500	7,500	<1%	-0-	0.0%
Allison Brown	7,500	7,500	<1%	-0-	0.0%
Riverside Construction LLC c/o Jonathan Price	15,000	15,000	<1%	-0-	0.0%
Douglas K. Hardy	12,500	12,500	<1%	-0-	0.0%
Steve Chidester	10,000	10,000	<1%	-0-	0.0%
Kevin Thornock	20,000	20,000	<1%	-0-	0.0%
CaMary Wynne	7,500	7,500	<1%	-0-	0.0%
John & Sherry McMollum	7,500	7,500	<1%	-0-	0.0%
AV Capital LLC c/o Chris Seeley	7,500	7,500	<1%	-0-	0.0%
DKJB Limited LLC c/o Dennis K. Taylor	10,000	10,000	<1%	-0-	0.0%

Tim Stubbs	7,500	7,500	<1%	-0-	0.0%
Thomas H. Dyckman Jr.	25,000	25,000	<1%	-0-	0.0%
Chad Anderson	25,000	25,000	<1%	-0-	0.0%
Green Lake, LLC c/o S. David Lewis	10,000	10,000	<1%	-0-	0.0%
Gary & Beverly Hensley	10,000	10,000	<1%	-0-	0.0%
Lloyd S. Weber	10,000	10,000	<1%	-0-	0.0%
Aaron Merrill	10,000	10,000	<1%	-0-	0.0%
Billy K. Allen	7,500	7,500	<1%	-0-	0.0%
Broc Thompson	7,500	7,500	<1%	-0-	0.0%
John Duffy	10,000	10,000	<1%	-0-	0.0%
Samuel Bergen	7,500	7,500	<1%	-0-	0.0%
Jere A. Clune	15,000	15,000	<1%	-0-	0.0%
Randy & Merrie Hudson	50,000	50,000	<1%	-0-	0.0%
John A. Dallimore	10,000	10,000	<1%	-0-	0.0%
Aaron Steed	7,500	7,500	<1%	-0-	0.0%
Diane Bromley	25,000	25,000	<1%	-0-	0.0%
Christopher Nakaoka	12,500	12,500	<1%	-0-	0.0%
David K. Drury	10,000	10,000	<1%	-0-	0.0%
Michael G. Addario	7,500	7,500	<1%	-0-	0.0%
Brad Oler	7,500	7,500	<1%	-0-	0.0%
Healing Mana Network LLC c/o Maraia Weingarten	7,500	7,500	<1%	-0-	0.0%
Robert A. Weingarten	7,500	7,500	<1%	-0-	0.0%
Suzanne F. Mark	20,000	20,000	<1%	-0-	0.0%
Daniel P. Sternberg	25,000	25,000	<1%	-0-	0.0%
Spencer & Robin Park	7,500	7,500	<1%	-0-	0.0%
Ruth Young	25,000	25,000	<1%	-0-	0.0%
David & Julie Keyser	7,500	7,500	<1%	-0-	0.0%
Maja B. Wensel	7,500	7,500	<1%	-0-	0.0%
Kc Rock	12,500	12,500	<1%	-0-	0.0%
KnK Auto Sales, LLC c/o Klinton Draper	15,000	15,000	<1%	-0-	0.0%
Sanpete Capital c/o Klint Draper	10,000	10,000	<1%	-0-	0.0%
Troy L. Wood	10,000	10,000	<1%	-0-	0.0%
Eclipse Investments, LLC c/o James Malmstrom	50,000	50,000	<1%	-0-	0.0%
CW Acquisitions, Inc. c/o David Welch	25,000	25,000	<1%	-0-	0.0%
Nathanael Cotton	7,500	7,500	<1%	-0-	0.0%
Joe Cotton	7,500	7,500	<1%	-0-	0.0%
Deborah & Steven Hall	7,500	7,500	<1%	-0-	0.0%
Linda D. Horrocks	10,000	10,000	<1%	-0-	0.0%
Peter Morkel	7,500	7,500	<1%	-0-	0.0%
Todd Harvey	7,500	7,500	<1%	-0-	0.0%
3CG, LLC c/o Lamont Faber	17,500	17,500	<1%	-0-	0.0%
William E. Davis	7,500	7,500	<1%	-0-	0.0%
Noah Rosales	7,500	7,500	<1%	-0-	0.0%
Darlene Morre	7,500	7,500	<1%	-0-	0.0%
Merrill Moore	7,500	7,500	<1%	-0-	0.0%

Holly E. Wheat	10,000	10,000	<1%	-0-	0.0%
Ber Cubs Investments, LLC c/o Scott Bevensen	7,500	7,500	<1%	-0-	0.0%
Scott Christensen	7,500	7,500	<1%	-0-	0.0%
Debra Wright	7,500	7,500	<1%	-0-	0.0%
Jennifer Hansen	7,500	7,500	<1%	-0-	0.0%
Uptown Auto, LLC c/o David Welch	25,000	25,000	<1%	-0-	0.0%
Joe Cotton Jr.	7,500	7,500	<1%	-0-	0.0%
Michael Weingarten	7,500	7,500	<1%	-0-	0.0%
Marvin T. Hofff	7,500	7,500	<1%	-0-	0.0%
William R. May Jr.	25,000	25,000	<1%	-0-	0.0%
Richard & Cynthia Seeley	20,000	20,000	<1%	-0-	0.0%
RGF Investments, LLC c/o Richard A. Seeley	10,000	10,000	<1%	-0-	0.0%
Michael R. Rosanbalm & Linda C. Webb	7,500	7,500	<1%	-0-	0.0%
Jared Perry	22,500	22,500	<1%	-0-	0.0%
Liselot Bergen	10,000	10,000	<1%	-0-	0.0%
Robert & Marion Jacobsen	7,500	7,500	<1%	-0-	0.0%
Ana Duran	7,500	7,500	<1%	-0-	0.0%
Phillip Chase	7,500	7,500	<1%	-0-	0.0%
Ann Gregg	7,500	7,500	<1%	-0-	0.0%
Bryce Pearson	20,000	20,000	<1%	-0-	0.0%
Lorilee Richardson	10,000	10,000	<1%	-0-	0.0%
Anthony & Angela Monson	7,500	7,500	<1%	-0-	0.0%
Llyod S. Weber	10,000	10,000	<1%	-0-	0.0%
Thayne Dave Wilde	10,000	10,000	<1%	-0-	0.0%
Michael Mansfield	20,000	20,000	<1%	-0-	0.0%
Ironfish Creative LLC c/o Richard Manulkin	7,500	7,500	<1%	-0-	0.0%
Jason Crosland	7,500	7,500	<1%	-0-	0.0%
Stephen Young	7,500	7,500	<1%	-0-	0.0%
Michael C. Jonas	7,500	7,500	<1%	-0-	0.0%
The Lebrecht Group, APLC c/o Brian A. Lebrecht (2)	551,500	551,500	1.7%	-0-	0.0%
Michael Southworth	1,250,000	1,250,000	3.9%	-0-	0.0%
Ace Wealth Man LLC c/o Edward Lowry	25,000	25,000	<1%	-0-	0.0%
Valorie Wolf	10,000	10,000	<1%	-0-	0.0%
HS Utah Properties, LLC c/o Hal P. Shearer	7,500	7,500	<1%	-0-	0.0%
Joni Barry	7,500	7,500	<1%	-0-	0.0%
Paul & Susan Wolf	10,000	10,000	<1%	-0-	0.0%
Marc Fenwick	17,500	17,500	<1%	-0-	0.0%
Roger E. Kent	16,000	16,000	<1%	-0-	0.0%
Thomas M. Malin, Jr.	10,000	10,000	<1%	-0-	0.0%
American Pension Services, Inc. (Admin for David W. Christensen Roth IRA 949) c/o Dean H. Becker	25,000	25,000	<1%	-0-	0.0%
Total	4,433,500	4,433,500	13.7%	-0-	0.0%

(1)	Based on 32,396,000 shares outstanding.
(2)	The Lebrecht Group, APLC serves as our legal counsel in connection with this offering.

PLAN OF DISTRIBUTION

We anticipate that a market maker will apply to have our common stock traded on the over-the-counter bulletin board at some point in the future, but there is no guarantee this will occur.  If successful, the selling stockholders will be able to sell their shares referenced under “Selling Security Holders” from time to time on the over-the-counter bulletin board in privately negotiated sales, or on other markets, at prevailing market rates.  If our common stock is not listed on the over-the-counter bulletin board, the selling stockholders may sell their shares in privately negotiated transactions.  Any securities sold in brokerage transactions will involve customary brokers’ commissions.

We will pay all expenses in connection with the registration and sale of the common stock by the selling security holders, who may be deemed to be underwriters in connection with their offering of shares.  The estimated expenses of issuance and distribution are set forth below:

Registration Fees	Approximately	$64
Transfer Agent Fees	Approximately	500
Costs of Printing and Engraving	Approximately	500
Legal Fees	Approximately	30,000
Accounting and Audit Fees	Approximately	5,000
Total		$36,064

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states.  In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and we have complied with them.  The selling stockholders and any brokers, dealers or agents that participate in the distribution of common stock may be considered underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by those underwriters, brokers, dealers or agents may be considered underwriting discounts and commissions under the Securities Act of 1933.

In accordance with Regulation M under the Securities Exchange Act of 1934, neither we nor the selling stockholders may bid for, purchase or attempt to induce any person to bid for or purchase, any of our common stock while we or they are selling stock in this offering.  Neither we nor any of the selling stockholders intends to engage in any passive market making or undertake any stabilizing activity for our common stock.  None of the selling stockholders will engage in any short selling of our securities.  We have been advised that under the rules and regulations of the FINRA, any broker-dealer may not receive discounts, concessions, or commissions in excess of 8% in connection with the sale of any securities registered hereunder.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.001.  As of the date hereof, there are 32,396,000 shares of our common stock issued and outstanding, held by approximately 221 shareholders of record, and 500,000 shares of our preferred stock issued and outstanding and held by one shareholder.

Common Stock.  Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments.  The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders.  There is no cumulative voting with respect to the election of our directors or any other matter.  Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors.  The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore.  Cash dividends are at the sole discretion of our Board of Directors.  In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock.  Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock.  Our Board of Directors has the authority, without further action by the shareholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof.  The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters.  The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of the Company.

Series A Convertible Preferred Stock.  On September 10, 2008, we created 500,000 shares of Series A Convertible Preferred Stock.  Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder thereof, at any time or from time to time after the issuance of such share, into ten (10) shares of our common stock.  In addition, each outstanding share of Series A Convertible Preferred Stock is entitled to one hundred (100) votes per share on all matters to which the shareholders of the Company are entitled or required to vote.  The Company may not take any of the following actions without the approval of a majority of the holders of the outstanding Series A Convertible Preferred Stock:  (i) effect a sale of all or substantially all of the Company’s assets or which results in the holders of the Company’s capital stock prior to the transaction owning less than fifty percent (50%) of the voting power of the Company’s capital stock after the transaction, (ii) alter or change the rights, preferences, or privileges of the Series A Convertible Preferred Stock, (iii) increase or decrease the number of authorized shares of Series A Convertible Preferred Stock, (iv) authorize the issuance of securities having a preference over or on par with the Series A Convertible Preferred Stock, or (v) effectuate a forward or reverse stock split or dividend of the Company’s common stock.  So long as any shares of Series A Convertible Preferred Stock are outstanding, (a) the Company cannot, without the affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Convertible Preferred Stock, increase the maximum number of directors constituting the Company’s Board of Directors to a number greater than seven (7), and (b) the holders of the Series A Convertible Preferred Stock, acting as a group, shall have the right, but not the obligation, to fill four (4) of the seats.

Dividend Policy.  We have never issued any dividends and do not expect to pay any stock dividend or any cash dividends on our common stock in the foreseeable future.  We currently intend to retain our earnings, if any, for use in our business.  Any dividends declared on our common stock in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

Stock Option Plan.  We have not approved any stock option plans.

Transfer Agent.  We act as our own transfer agent for our common stock.

INTEREST OF NAMED EXPERTS AND COUNSEL

The Lebrecht Group, APLC serves as our legal counsel in connection with this offering.  The Lebrecht Group, APLC owns 551,500 shares of our common stock, and is a selling stockholder in this offering.

DESCRIPTION OF BUSINESS

Company Overview

Vehicle trends come and go, but the need for clean, efficient, and powerful automobiles will never go out of style!  Speed enthusiasts have shown resiliency through all cycles of the economy due to their passion for fast cars, and automobile manufacturers are constantly searching for technology that will lower emissions and improve fuel efficiency without sacrificing power.  We design, manufacture, and market a patented turbocharger system for the automotive market that increases horsepower, improves fuel efficiency, and reduces the emissions of any vehicle.

Overview

We sell turbocharger systems for automobiles.  The turbochargers can be installed at our facility in Orem, Utah, or we can ship the parts to our customer and they can have it installed by a local mechanic in their area.  We sell our turbochargers through the Internet, and through our network of over 200 distributors.

We own 3 patents that cover our turbochargers.  We manufacture some of the parts for our turbochargers, but most of the parts are purchased from our suppliers and then packaged and sold to our customers.  Our typical customer has historically been a car enthusiast, however, we are trying to expand our customer base to include those who want fuel savings and are attracted to the environmental benefits of our products.

Our future plans are to expand our product line so that we offer turbochargers for a wider variety of vehicles.  We are also working on a completely new technology that, although not ready for development yet, might increase the efficiency of larger vehicles such as tractor trailers.

We were incorporated on August 28, 2008, in the State of Nevada, as STS Turbo, Inc.  Effective September 12, 2008, we acquired all of the issued and outstanding securities of Squires Turbo Systems, Inc., a Utah corporation formed on March 1, 2004, from its shareholders.  Squires Turbo Systems, Inc., founded by Rick Squires, grew its annual revenues to approximately $2.0 million in 2008 and has over 2,000 customers.  We intend to become a public, reporting company and intend to seek a market maker to apply to list our common stock for trading on the Over the Counter Bulletin Board.

Background

Forced induction, in the form of a supercharger or turbocharger, was introduced in the early 1900s and has become the standard for increasing the horsepower and torque of an engine.  Forced induction forces more air into the cylinders of the engine during the intake stroke in order to increase power.  Centrifugal superchargers are currently the preferred option of most aftermarket performance enthusiasts due to their relatively easy installation and lower cost, even though they inefficiently pull power from the engine itself in order to operate the air compressor that forces more air into the engine.  Due to this characteristic, superchargers normally reduce fuel efficiency and cause the engine to work much harder for the increase in horsepower they offer.

Turbochargers, however, are a much more efficient way to “boost” a motor’s power and are widely used in aerospace and diesel applications.  Turbochargers utilize the normally wasted energy in the exhaust of the vehicle to operate the air compressor.  Some of the major automobile manufacturers offer turbocharged vehicles.  However, turbochargers have not flourished in the automotive industry or the aftermarket industry because of the difficult task of finding a location to put a 2,000°F component the size of a basketball under the hood in an already over-crowded engine compartment.  Also, traditional engine-mounted or front-mounted turbocharger systems have had a very difficult time passing modern emissions standards.  Due to the intense heat loss through the tubing and turbos on a traditional front-mounted system, the exhaust entering the catalytic converters has cooled down to the point where the converters can’t operate within their efficiency range, which drives up harmful emissions and makes it very difficult for these systems to pass emissions testing.

Turbochargers have done better in the import market because the motors are smaller and cannot afford the horsepower loss of a belt-driven supercharger.

Not surprisingly, turbochargers are a popular option in the racing industry because of their efficiency and horsepower potential.  The data clearly shows that turbochargers are a more efficient way of generating more power on a vehicle.  The following graph appeared in Hot Rod Magazine in an article where they compared the horsepower and torque gains from turbochargers, roots superchargers, and centrifugal superchargers.  Even at low RPMs, exhaust-driven turbos are, we believe, better than superchargers at producing horsepower.

Exhibit 1 (above):	"Battle of the Boost", Hot Rod Magazine, August 2003

For almost 100 years, there were really only two options for adding forced induction to a vehicle, superchargers or front-mounted turbochargers.  The pros and cons of each technology made it difficult to identify which option was the best choice, as illustrated below in Exhibit 2.

Exhibit 2 (above):	Pros and cons of traditional forced induction options

STS Technology

STS owns multiple issued U.S. patents with international patents pending on an innovative method of turbocharging a vehicle.  STS turbocharger systems are not mounted in the traditional location under the hood in the engine bay, but are instead mounted in the rear of the vehicle where the stock muffler was originally located.  The muffler is usually then removed.  There are many benefits of this unique method of turbocharging compared to superchargers and traditional front-mounted turbochargers.

The remote location allows for cooler intake air temperatures, cooler turbo oil temperatures, and cooler under-hood engine components, all of which help to deliver more horsepower per pound of boost than the competitors’ forced induction options.  More horsepower per pound of boost means that the engine does not have to work as hard in order to get the same horsepower.  This prolongs engine life, improves reliability, and reduces the risk of any engine damage.

Exhibit 3 (above):	A front-mounted turbo glows white hot under the hood (left);
An STS turbo will never get red hot due to location and air flow (right).

Because the location of the turbocharger is uniquely in the rear of the vehicle behind the catalytic converters, the turbo system actually helps reduce emissions by causing the catalytic converters to get up to operating temperature quicker and to stay at peak efficiency.

The mounting location of the turbocharger under the rear of the vehicle allows for a much quicker and easier installation.  If you were to look side by side at the under-hood view of a traditional front-mounted aftermarket turbo installation and an STS remote-mount system, the STS system would appear to be nearly stock.  This allows for any maintenance or service work to be performed as if the vehicle were stock.  However, you would notice the very crowded engine bay of the front-mounted installation which required relocation and removal of some factory components.  With all this additional hardware under the hood, getting to anything on the engine for routine maintenance would require removal of nearly all of the turbo-system components, which increases the cost of maintenance and repairs.

Exhibit 4 (above):	Vortech supercharger (top left); STS turbocharger (top right); Pro Turbo turbocharger (bottom left);
STS turbocharger (bottom right)

In addition, the intense heat generated by the headers and turbochargers in the front of this car would melt everything made of plastic, including the brake master cylinder and the plastic engine covers, and also warp the hood and blister the paint.  The risk of severe damage to under-hood components and fire hazard is quite high with a traditional front-mounted turbocharger system.  The under-hood temperatures on the STS system are very similar to a stock application.  By replacing the factory mufflers with the STS turbochargers, the installation requires no fabrication or component relocation and can be done in approximately 1/4 the time necessary to install most traditional front-mounted systems.

Due to the use of “wasted” exhaust energy to create more power from the engine, fuel efficiency normally increases about 10-20% with the turbocharger as compared with the stock vehicle and the turbocharged vehicle now has more horsepower..  Please note that these results come from our own internal tests, conducted on a limited number of vehicles, and have not been verified by a third party.  It is our belief that an even greater fuel efficiency improvement can be achieved when comparing two vehicles with approximately the same horsepower – one with a smaller engine that is turbocharged, and one that has a larger stock engine.

Exhibit 5 (above):	STS vs. traditional forced induction systems

The results, shown in Exhibit 6, show that at 5 psi of boost, this sports car gained about 200 horsepower to the rear wheels, which is an increase of about 55%.

Exhibit 6 (above):	Dynograph from a sports car showing stock and boosted rear wheel horsepower

Milestones and Accomplishments

Since 2003, the company has achieved the following milestones and is now positioning itself for additional expansion opportunities:

•	Patent awarded for Remote-mounted Turbo Systems (U.S. Patent #6,745,568)

•	California Air Resources Board CARB EO# D-593 granted, decreased emissions by ~75%

•	Won the GM Design Award for Best High Performance Product at 2005 Specialty Equipment Market Association (SEMA) tradeshow

•	Deberti Mustang with STS turbo won Ford Best of Show Design Award at 2006 SEMA tradeshow

•	Articles in over 50 performance magazines

•	Signed over 200 independent distributors

•	3 fastest street-driven GTO’s in the country, World’s Fastest Corvette at 7.6 seconds in ¼ mile

•	World land speed record in 2007 by David Pilgrim at 236 mph

•	Patents awarded with additional claims for Remote Turbo Systems and methods of installing (U.S. Patent #7,134,282 and #7,469,539)

•	STS system on vehicles in the Ford and GM booths at the 2006 SEMA Show

•	www.ststurbo.com averages over 65,000 unique visitors per month

•	Received 4 new product awards at the 2007 SEMA tradeshow

•	STS system on vehicles in the Ford booth at the 2008 SEMA Show

•	Won the Fuel Mileage Challenge at the 2008 SEMA Show

•	STS system on vehicles in the GM booth at the 2009 SEMA Show

New Technology

In January 2010, we acquired the rights to a new power producing technology from our founder, Richard K. Squires.  This technology harnesses wasted energy that already exists in vehicles, and converts that wasted energy into a usable power source capable of increasing the fuel mileage and efficiency of all types of vehicles.  We have not fully developed the technology yet, and we have not applied for our patents yet.  However, we believe this technology is exciting and that there may be a market for it.

The Market

According to SEMA, the automotive aftermarket in the U.S. is a $35 billion dollar industry that is growing at about 7% per year.  Competitive research shows that domestic automotive aftermarket-only forced induction systems represent approximately $200 million dollars per year.  This does not include international or applications beyond everyday cars and trucks.  The majority of the customers are 25-55 year-old males that have an addiction to horsepower.  They already spend thousands of dollars per year on numerous aftermarket upgrades for their vehicles, but adding horsepower is usually their favorite upgrade.  They drive sports cars.  They also may drive trucks and use them often for towing their other “toys” behind them.

It is widely believed that as gas prices rise and emissions requirements become stricter, consumers across the world will demand clean, efficient vehicles that do not sacrifice performance.  Governments will also continue to require cleaner and more efficient vehicles.  This will increase the total market for our products.  Vehicles that retain exceptional performance with smaller motors, reduced emissions, and increased gas mileage, will be in high demand.

Marketing and Sales

Our marketing is currently focused on exposing the products through various media, including automotive performance magazine ads, magazine editorial articles, pay-per-click and SEO online lead generation, paid-for TV features and editorial on automotive performance TV shows, and sponsored race events.  The focus of this marketing is usually to encourage potential customers to visit the STS website to learn more.  Interested customers will submit a contact request on the website, call the toll free phone number, or email the STS sales team.  A member of the sales team will call them within a day or two to answer questions and close the sale.  Some customers will choose to contact a local distributor in their area (distributors are listed on the STS website) instead of contacting STS directly.

Marketing is currently focused heavily on educating the customer about the new remote-mount technology and why it is better than the traditional options.  It is also focused on getting the STS brand name in front of as many potential customers as possible so that they will eventually desire to learn about the STS technology and purchase product.

We currently have two sales channels: 1) direct-to-consumer, and 2) independent distributors.  Revenues are split approximately equally between these two channels.  In addition to our historical efforts, we intend to improve our marketing efforts in the following areas:

•	Improvement of current independent distributor network,
•	Expansion of independent distributor network,
•	Increased magazine editorial exposure,
•	Expansion of wholesale distributors and auto parts catalog companies,
•	STS turbo system as a new car dealership-installed upgrade.

Competition

Even though our remote-mount technology has many advantages over front-mounted superchargers and turbochargers, the market for our products is highly competitive and is becoming more so, which could hinder our ability to successfully market our products.  We may not have the resources or other competitive factors to compete successfully in the future.  We expect to face additional competition from existing competitors and new market entrants in the future.  Many of our competitors have greater name recognition and more established relationships in the industry than we do.

The competitive landscape of the automotive performance market is characterized by a dominant position held by companies that produce superchargers over companies that produce turbochargers.  Currently, the centrifugal supercharger market is dominated by Vortech Engineering, LLC, which controls approximately 50% of the market.  Established in 1990, Vortech Engineering, LLC offers a variety of automotive performance products including complete supercharging systems for many makes and models, fuel system components, and air-to-water aftercoolers for domestic and import vehicles.  Procharger is the other main competitor in the centrifugal supercharger market and has strong ties to the racing industry.  It has been in business for about 10 years and was founded by racers that were frustrated with Vortech’s offerings.

The turbocharger market is characterized by strong competition between several smaller companies.  Our primary competitors are APS and Turbonetics.  APS is located in Australia and sells front-mount turbocharger bolt-on systems and parts.  It currently is somewhat limited in the number of makes and models for which it offers systems.  Turbonetics focuses more on the engineering of innovative turbocharger parts, but also offers complete bolt-on systems for some limited models of cars and trucks.  Other competitors include Rev Hard, GReddy Performance Products, Edelbrock, and Garrett.

Despite the strong competition, we anticipate that our intellectual property and unique features will distinguish us from our competition in the immediate future and allow us to build our brand.  There are several key components to our remote-mounted turbocharging technology, including the remote location and the oiling system.  The remote location allows for a quick install, cooler oil/engine components, and cooler intake temperatures, all of which help to deliver more horsepower per pound of boost than our competitors.  Because the location is behind the catalytic converters, the turbo system actually helps reduce emissions by causing the catalytic converters to get up to operating temperature quicker and to stay at peak efficiency. The oiling system is unique in that it uses a check valve device to prevent oil flow to the turbocharger when the engine is not running, but allowing oil to flow freely to the turbocharger when the engine is running.  The oiling system also uses a scavenge pump to evacuate the oil from the turbocharger and return that oil to the engine.

Our patent applications address not only turbocharger location in relation to factory emissions equipment, outside of the engine bay, and remotely from the engine, but also oiling the turbocharger separately from the engine.

If you were to look side by side at the under-hood view of a traditional front-mounted custom turbo installation and an STS remote-mount system, the STS system would appear to be nearly stock. This allows for any maintenance or service work to be performed as if the vehicle were stock.

By replacing the factory mufflers with the STS turbochargers, the installation requires no fabrication/modification to the vehicle and can be done in approximately 1/4 the time necessary to install most conventional front-mounted systems.

Another inherent competitive advantage of our business is that new STS turbo systems can be developed faster than the competitors’ new offerings.  The basic design is the same on all applications and the only significant difference is the plumbing and tuning.

A final competitive advantage is the unique sound that our turbochargers make due to the fact that it replaces the factory muffler.  Our customers like anything that is unique and that makes their vehicle stand out from the rest.  Other competitor products make loud, unpleasant sounds and require expensive exhaust system modifications in addition to the turbo or supercharger upgrades.

Research and Development

Since our inception, there have been no material expenditures on research and development activities.  Squires Turbo Systems, Inc., a Utah corporation wholly-owned by us, has spent over $1,000,000 on research and development activities since its inception.

Raw Materials and Third-Party Suppliers

Substantially all of our products are manufactured by unaffiliated manufacturers.  We have no long-term contracts with our suppliers or manufacturing sources, and we compete with other companies for raw materials, production and import quota capacity.  We purchase raw materials such as bent steel tubing, steel flanges, and ceramic coating from third-party manufacturers such as B&C Industries, Inc., Precision Laser Processing, and Jet-Hot Coatings.  We combine these materials during our manufacturing process to assemble the kits necessary to retrofit our turbocharger products onto specific vehicles.

Intellectual Property

We hold the following three (3) U.S. patents for Remote-mounted Turbo Systems:

•	(U.S. Patent #6,745,568);
•	(U.S. Patent #7,134,282); and
•	(U.S. Patent#7,469,539)

Our U.S. patents focus mainly on the location of the turbocharger being placed outside of the engine bay and mounted remotely from the engine.  This includes most areas on the vehicle including, but not limited to, the space where the factory muffler is located.

Our U.S. patents will begin to expire in early 2023.  International patents for Remote-Mounted Turbo Systems are pending in Australia and Europe.  We expect to be granted international patents beginning in 18-24 months.

Existing or Probable Governmental Regulations

We are not aware of any material negative effect of existing or probable governmental regulations on our business.

Employees

As of the date of this Prospectus, we have 10 employees other than our officers.

ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated on August 28, 2008, in the State of Nevada, as STS Turbo, Inc.  Effective September 12, 2008, we acquired all of the issued and outstanding securities of Squires Turbo Systems, Inc., a Utah corporation, from its shareholders.  In January 2010, we formed our second wholly-owned subsidiary, Power-Train Systems, Inc., to develop our new ‘green’ power production technology.

DESCRIPTION OF PROPERTY

Our principal executive and administrative offices are located at 165 N. 1330 West, Suite A-4, Orem, UT 84057. Our office space is approximately 6,800 square feet and the lease is currently month to month at a rate of $3,230 per month.

LEGAL PROCEEDINGS

We are not a party to or otherwise involved in any legal proceedings.

In the ordinary course of business, we are from time to time involved in various pending or threatened legal actions.  The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon our financial condition and/or results of operations.  However, in the opinion of our management, other than as set forth herein, matters currently pending or threatened against us are not expected to have a material adverse effect on our financial position or results of operations.

FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Disclaimer Regarding Forward Looking Statements

You should read the following discussion in conjunction with our financial statements and the related notes and other financial information included in this Form S-1. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form S-1, particularly in the Section titled Risk Factors.

Although the forward-looking statements in this Registration Statement reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them.  Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.  You are urged to carefully review and consider the various disclosures made by us in this report and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Summary Overview

Through our wholly-owned subsidiary, we manufacture and market aftermarket turbo systems for the automotive market.  Our technology was created and patented by our founder, Richard K. Squires.  We have been in business since 2004.

Results of Operations for the Year ended December 31, 2009 compared to the year ended December 31, 2008

Introduction

Our business operations for the years ended December 31, 2009 and 2008 are very similar.  Our revenues, cost of goods sold, and gross profit are very consistent throughout the two years.

Revenues, Expenses and Loss from Operations

Our revenue, cost of goods sold, and gross profit for the year ended December 31, 2009, as compared to the year ended December 31, 2008, are as follows:

	December 31, 2009	December 31, 2008	Percentage Change

Revenue	$1,741,325	$1,945,173	(10.5)%
Cost of Goods Sold	$993,852	$1,254,626	(20.8)%
Gross Profit	$747,473	$690,547	8.2%

Our revenue dropped by just over 10% as a result of the overall drop in the economy, specifically for aftermarket automobile parts, and changes in the demand for our varying product mix at any given time.

Our cost of goods sold dropped by just over 20%, which is a significantly larger drop than the drop in our sales, because of our increase efficiency in maintaining and purchasing inventory and other operational improvements.  As a result of these efficiencies, despite our drop in revenues, our gross profit increased by over 8%.

Our general and administrative expenses, depreciation, marketing and sales expenses, research and development expenses, total operating expenses, and operating loss for the year ended December 31, 2009, as compared to the year ended December 31, 2008, are as follows:

	December 31, 2009	December 31, 2008	Percentage Change

General and administrative	$688,353	$711,120	(3.2)%
Depreciation	$17,077	$20,740	(17.7)%
Marketing and sales	$88,290	$452,244	(80.5)%
Research and development	$23,515	$74,067	(68.3)%
Total operating expenses	$817,235	$1,258,171	(35.0)%
Operating Loss	$(69,762)	$(567,624)	(87.7)%

Our general and administrative expenses were reduced by over 3% in 2009 as we continued to make, and realize the benefit from, changes to our management team.  Our marketing and sales expenses decreased by over 80% because we had to limit our expenditures because of our reduced revenue levels.  We do anticipate the need to increase our marketing and sales expenditures in 2010, but not at the previous levels.  For the same reasons, we decreased our research and development costs for the second straight year.  We believe that our research and development expenditures in 2008 are more reflective of normal costs to maintain our product line, and for this reason we intend to resume our level of research and development spending as soon as possible.

Our total operating expenses were reduced by over 35% for the year ended December 31, 2009, as compared to the year ended December 31, 2008, and our operating loss was reduced by over 87% to $(69,762).  Given the overall state of the economy, we are pleased with our ability to make adjustments and minimize our operating loss.

Other Income and Net Loss

Our other income, interest expense, and net loss for the year ended December 31, 2009, as compared to the year ended December 31, 2008, were as follows:

	December 31, 2009	December 31, 2008	Percentage Change

Interest and other income	$30	$649	(95.4)%
Interest expense	$(23,327)	$(79,616)	(70.7)%
Total other income (expenses)	$(23,297)	$(78,967)	(70.5)%
Net Loss	$(93,059)	$(646,591)	(85.6)%

Our interest expense decreased by over 70% for the year ended December 31, 2009 as compared to the year ended December 31, 2008 as we converted a substantial amount of debt into equity.  Our other expenses were also reduced, by over 70%.  Our net loss decreased by over 85% for 2009 as compared to 2008, reflecting primarily the changes we made to our operating expenses.

Liquidity and Capital Resources

Introduction

During the years ended December 31, 2009 and 2008, because of our operating losses, we did not generate positive operating cash flows.  Our cash on hand as of May 10, 2010 was approximately $118,000, and our monthly cash flow burn rate (net of cost of goods sold) is approximately $60,000.  During the first three months of 2010, our revenue has averaged nearly double that amount.  Nonetheless, we have significant short term cash needs.  These needs are being satisfied through cash flows from our operations.

Our cash, current assets, total assets, current liabilities, and total liabilities as of December 31, 2009 and 2008, respectively, are as follows:

	December 31, 2009	December 31, 2008	Change

Cash	$5,351	$5,913	$(562)
Current assets	$275,174	$266,461	$8,713
Total assets	$291,139	$305,995	$(14,856)
Current liabilities	$574,766	$1,097,065	$(522,299)
Total liabilities	$796,439	$1,260,584	$(464,145)

Our current assets increased by $8,713 as of December 31, 2009 as compared to December 31, 2008, primarily as a result of our increase in inventory of $23,643, offset by a decrease in prepaid expenses of $19,558.  These same changes, plus a reduction in our property and equipment, net, result in our reduction in total assets of $14,856.

Our current liabilities decreased by $522,299, or over 47%, as of December 31, 2009 as compared to December 31, 2008.  A large portion of this was a decrease in customer deposits and deferred revenue of $219,687, and a decrease in accounts payable of $242,700, as we finished and shipped a backlog of orders.

Our total liabilities decreased by $464,145, or over 36%, as of December 31, 2009 as compared to December 31, 2008, primarily because of our reduction in current liabilities as described above.

We have taken steps to reduce our debt burden and improve shareholders’ equity.  During 2008, we reduced our debt burden by converting $750,000 of revolving debt into shares of our common stock, thereby also reducing interest costs.  In January of 2009, we successfully issued shares of our common stock in a private placement that generated $526,699 in new equity financing to augment cash flows.

In 2009, our products moved from product development into the manufacturing stage.  As a result, the cost of goods sold were reduced and gross margins improved.  We have also undertaken measures to reduce overhead costs to improve operating results.

In order to repay our debt obligations in full or in part when due, we will be required to raise significant capital from other sources.  There is no assurance, however, that we will be successful in these efforts.

Cash Requirements

We had very little cash available as of December 31, 2009.  We were continuing to borrow from our shareholders and other related parties to fund operations.

Sources and Uses of Cash

Operations

We had a net loss from operating activities of $506,452 for the year ended December 31, 2009, as compared to a net loss of $188,539 for the year ended December 31, 2008.  For 2008, the net loss consisted primarily of our net loss of $93,059, increased in large part by a decrease in accounts payable of $242,700 and customer deposits and deferred revenue of $219,687.

Financing

Our net cash provided by financing activities for the year ended December 31, 2009 was $509,149, compared to $166,671 for the year ended December 31, 2008.  For 2009, our financing activities consisted almost entirely of $526,699 in proceeds from the sale of stock as we completed a private placement.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities.  On an on-going basis, we evaluate our estimates, including those related to revenue recognition, inventories, bad debts, income taxes, employee benefits, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.  Revenue recognition is significant because revenue is a key component of our results of operations.  Revenue is recognized only when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price is fixed or determinable and collectability is reasonably assured.  We have a policy in place in which customers can have their turbo systems tuned for 30 days after the sale.  We have not fulfilled our obligation until the 30 day period is over and revenue is not recognized until the 30 day period is complete.  Payments received from customers prior to the shipment of products or before the 30 day fulfillment period on turbo systems, are recorded as deferred revenue and treated as an accrued liability until the recognition of revenue takes place.  Revenue related to service is recognized upon completion of performance of the service.

In addition, the timing of certain expenses, such as cost of sales, including installation and tuning of the turbo system and warranty, coincides with the recognition of the related revenues.  We follow specific guidelines in measuring revenue; however, certain judgments may be required in the application of our revenue recognition policy.

Inventories.  Inventories are valued at the lower of cost or market on an average cost basis.  Accordingly, we write down the carrying value of inventories for estimated obsolescence and future marketability.  On a quarterly basis, we compare historical and projected sales and usage of raw materials and parts and our assumptions about future use of raw materials, parts and finished goods with our forecast, market demand and industry conditions to determine potential obsolescence or whether the inventory on hand represents excess quantities.  As a result of our analysis, we record reserves impacting Cost of Sales, if appropriate.  These reserves are subject to management judgment and if actual future use, demand or market conditions are less favorable than those projected by us, additional inventory valuation write-downs may be required. Historically inventory write offs have been  minimal.

Warranty Obligations.  We provide for the estimated cost of equipment warranties when the related revenue is recognized.  We track individual warranties on each system and develop estimated accruals based on this history.  These accruals are revised periodically to reflect current cost trends.  The warranty accrual is reduced by actual costs of providing the warranty or if a balance is remaining at the end of the warranty period, then that amount is also written off.  Warranty accrual expense impacts primarily Cost of Sales.  While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure.  Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required and would be recorded as an increase in cost of sales and operating expenses in the period in which the revision is deemed necessary.

Allowance for Doubtful Accounts.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  We record expense as a component of Selling, General and Administrative within the Consolidated Statements of Operations.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances and expense may be required.  Historical losses due to bad debt have been minimal.

Deferred Tax Assets.  We make estimates to determine the amount of our deferred tax assets that we believe is more likely than not to be realized.  We consider future taxable income and ongoing prudent tax planning strategies in assessing the need for a valuation allowance.  However, should we determine that we will be able to realize all or part of our net deferred tax asset in the future, an increase in the deferred tax asset would impact our results of operations in the period such determination was made.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

We have no disclosure required by this Item.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)

Richard K. Squires	43	President, Chief Executive Officer, Chief Financial Officer, Director

Donna B. Squires	39	Secretary

Richard K. Squires, age 43, has been our Chairman of the Board of Directors since September 2008.  He has been our President, Chief Executive Officer, and Chief Financial Officer since August 2009.  Mr. Squires was the founder of Squires Turbo Systems, Inc., our wholly-owned subsidiary, in December 2002.  He served as its VP, Research and Development from April 2004 to August 2009.  He currently holds all officer and director positions with Squires Turbo Systems, Inc.

Donna B. Squires, age 39, is our Secretary, and has held this position since our inception.   From May 2004 to the present, she has held the same position with Squires Turbo Systems, Inc., our wholly-owned subsidiary.  Mrs. Squires is married to Richard K. Squires, one of our officers and directors.

EXECUTIVE COMPENSATION

Executive Officers and Directors

The following tables set forth certain information about compensation paid, earned or accrued for services by (i) our Chief Executive Officer and (ii) all other executive officers who earned in excess of $100,000 in the fiscal years ended December 31, 2009 and 2008 (“Named Executive Officers”):

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($) *	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Richard K. Squires	2009	121,376	(2)	-	-	-	-	-	-	-
Chairman President, CEO, CFO, & Director	2008	82,432		-	-	-	-	-	-	-

Enoch M. Golding	2009	70,310		-	-	-	-	-	-	-
CEO, President, & CFO (1)	2008	120,499		-	-	-	-	-	-	-

*
Based upon the aggregate grant date fair value calculated in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“FAS”) No. 123R, Share Based Payment.  Our policy and assumptions made in valuation of share based payments are contained in the Notes to our December 31, 2008 financial statements.

(1)	Mr. Golding was terminated in August 2009.

(2)	Includes $44,206 in deferred compensation.

Employment Contracts

We have entered into an employment agreement with Richard K. Squires pursuant to which he receives a minimum annual salary of $144,000.  In addition, Mr. Squires receives a performance bonus of ten percent (10%) of net profits in each calendar quarter.  Such percentage compensation is paid within sixty (60) days after the end of the relevant calendar quarter.

Other Compensation

None.

Director Compensation

The following table sets forth director compensation as of December 31, 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) *	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Richard K Squires	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Benjamin P. Cahoon (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Eric J. Ruff (2)	-0-	-0-	-0-	-0-	-0-	-0-	-0-

*
Based upon the aggregate grant date fair value calculated in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“FAS”) No. 123R, Share Based Payment.  Our policy and assumptions made in valuation of share based payments are contained in the Notes to our December 31, 2008 financial statements.

(1)	Mr. Cahoon resigned as a Director in February 2009.
(2)	Mr. Ruff resigned as a Director in February 2009.

Our Directors who are also employees do not receive cash compensation for their services as directors or members of the committees of the board of directors.  All directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the board of directors or management committees.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers as of December 31, 2008:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Enoch M. Golding (1)	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Donna Squires	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Richard K. Squires	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Dave South (2)	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

(1)           Mr. Golding was terminated in August 2009.
(2)           Mr. South resigned in March 2009.

Securities Authorized for Issuance under Equity Compensation Plans

We do not currently have any equity compensation plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 10, 2010, certain information with respect to the Company’s equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all Directors and Executive Officers as a group.  Unless described below, there are no family relationships among any of the directors and officers.

Common Stock

Title of Class	Name and Address of Beneficial Owner (3)	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Common Stock	Richard K. Squires (2)(4)(5) (Chairman, President, CEO, CFO, & Director)	21,250,000	56.8%

Common Stock	Donna B. Squires (2)(4) (Secretary)	-0-	-0-

Common Stock	Eric J. Ruff (6)	6,400,000	19.8%

Common Stock	Dave Ruff	2,000,000	6.2%

Common Stock	All Directors and Officers As a Group (2 persons) (4)(5)	21,250,000	56.8%

(1)
Unless otherwise indicated, based on 32,396,000 shares of common stock issued and outstanding.  Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)	Indicates one of our officers or directors.
(3)	Unless indicated otherwise, the address of the shareholder is c/o STS Turbo, Inc., 165 N. 1330 West, Suite A-4, Orem, UT 84057.
(4)
Richard K. Squires is married to Donna B. Squires.  As such, the ownership of the shares held by each is attributed to the other.  As a result, although Richard K. Squires and Donna B. Squires are shown in the table above to currently own 56.8% and 0%, respectively, of the outstanding shares of common stock of the Company, each is deemed to own 56.8% of the outstanding shares of common stock of the Company because they are married.

(5)	Includes 5,000,000 shares of common stock issuable upon conversion of 500,000 shares of Series A Convertible Preferred Stock.
(6)	Includes 2,500,000 shares of common stock held by RuffTech II, LLC.

The issuer is not aware of any person who owns of record, or is known to own beneficially, five percent or more of the outstanding securities of any class of the issuer, other than as set forth above.  The issuer is not aware of any person who controls the issuer as specified in Section 2(a)(1) of the 1940 Act.  There are no classes of stock other than common stock issued or outstanding.  The Company does not have an investment advisor.

There are no current arrangements which will result in a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2004, Squires Turbo Systems, Inc., our wholly-owned subsidiary, executed a promissory note in favor of Richard K. Squires, our officer and director.  The note bears interest at the rate of fifteen percent per year.  During 2008, Mr. Squires exchanged a portion of that debt aggregating $250,000 in exchange for 1,250,000 shares of our common stock.  This note was due in full in February of 2009, however prior to the due date our subsidiary entered into a twelve (12) month extension that rolled all of the accrued interest into the unpaid principal balance.  During 2009, Mr. Squires accepted the titles to certain of the our automobiles as payment of debt and accrued interest in lieu of cash, totaling $25,400.  A gain of $15,649, the excess of the debt and accrued interest reduction over the carrying value of the assets, was recorded to additional paid in capital related to these transactions.  In February 2010 the Company entered into a new twelve (12) month extension on the note and the note continues to bear interest at a rate of fifteen percent (15%) per annum.  As of December 31, 2009 and 2008, the balance due under this note was $106,292 and $68,658, respectively, all of which was recorded as current.  No interest or principal was paid on these notes during the year.

In 2004, Squires Turbo Systems, Inc. entered into a revolving line of credit agreement with David Ruff, one of our shareholders, to provide revolving credit facilities in the amount of $140,000.  Advances under the revolving loans would bear interest at a rate of eight percent per year, payable monthly.  As of December 31, 2008, the revolving debt arrangement was converted into a term note, payable in thirty six monthly installments and bearing interest at eight percent per year, with a balance of $50,691 at September 30, 2009.  During 2009 no payments were made on the loan and our subsidiary went into default, however on December 31, 2009, the subsidiary entered into a note extension wherein the lender agreed that the terms of the original note were not in default and that all principal and interest under the note would be due on December 31, 2012.  At December 31, 2009 the balance due under the note was $50,691, all of which was recorded as long term.  As of December 31, 2008 the balance due under this note was $50,691, where $15,569 of the balance was short-term and $35,122 of the balance was long term.

In 2004, Squires Turbo Systems, Inc. entered into a revolving line of credit agreement with RuffTech II, LLC, an entity controlled by David Ruff, one of our shareholders, to provide revolving credit facilities in the amount of $560,000.  Advances under the revolving loans now bear interest at a rate of ten percent per year, payable monthly.  If there is an outstanding balance as of December 31, 2010, then the loans convert to a term loan of thirty six months.  During 2008, the shareholder converted $500,000 of the revolving debt into 2,500,000 shares of the Company’s common stock.  As of December 31, 2009 and 2008, the balances due under the revolving credit facilities were $4,262, none of which were recorded as current.

On September 12, 2008, pursuant to that certain Reorganization and Stock Purchase Agreement dated September 10, 2008, by and among us, on the one hand, and Squires Turbo Systems, Inc., a Utah corporation, and its shareholders, on the other hand, we issued an aggregate of 20,462,500 shares of our common stock and 500,000 shares of our Series A Convertible Preferred Stock to the shareholders of Squires Turbo Systems, Inc.  Our officers and directors at the time received shares as follows: Enoch M. Golding (1,250,000 shares of common stock that were later cancelled per the terms of his employment agreement), Richard K. Squires (10,000,000 shares of common stock and 500,000 shares of Series A Convertible Preferred Stock), Benjamin P. Cahoon (1,337,500 shares of common stock), Eric J. Ruff (3,900,000 shares of common stock), and Dave South (1,250,000 shares of common stock).

On September 22, 2008, we issued 1,250,000 and 2,500,000 shares of our common stock, respectively, to Richard K. Squires and Eric J. Ruff, each then an officer or director, in exchange for the cancellation of debt in the amount of $250,000 and $500,000.

On May 8, 2009, certain of our shareholders entered into a Lock-Up Agreement whereby they agreed that they would sell any of their common stock of the company for a period of one year following the date that our common stock is first listed for trading on the Over the Counter Bulletin Board.  Enoch M. Golding, Richard K. Squires, and Eric J. Ruff are each subject to the lock-up agreement.

On January 13, 2010, pursuant to that certain IP Transfer and Securities Purchase Agreement, we issued 5,000,000 shares of our common stock to Richard K. Squires, our officer and director, in exchange for certain intellectual property.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Article 9 of our Articles of Incorporation provides that, the personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by paragraph 1 of Section 78.037 of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.

Article 10 of our Articles of Incorporation provides that, the corporation shall, to the fullest extent permitted by Section 78.751 of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section.

There are no resolutions of our shareholders or directors which address indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

AVAILABLE INFORMATION

We are not subject to the reporting requirements of the Securities Exchange Act of 1934.  We have filed with the Securities and Exchange Commission a registration statement on Form S-1, together with all amendments and exhibits thereto, under the Securities Act of 1933 with respect to the common stock offered hereby.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto.  Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

Copies of all or any part of the registration statement may be inspected without charge or obtained from the Public Reference Section of the Commission at 100 F Street, NE, Washington, DC 20549.  The registration statement is also available through the Commission’s web site at the following address:  http://www.sec.gov.

EXPERTS

The audited financial statements of STS Turbo, Inc. as of December 31, 2008 and 2007 and for the years then ended appearing in this prospectus which is part of a registration statement have been so included in reliance on the report of HJ & Associates, LLC, given on the authority of such firm as experts in accounting and auditing.

YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SHARES OF THE COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

TABLE OF CONTENTS

Dealer Prospectus Delivery Obligation.  Until ___________________, 2010; all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

4,433,500 SHARES

STS TURBO, INC.

PROSPECTUS

 _______________, 2010

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will pay all expenses in connection with the registration and sale of the common stock by the selling stockholders, who may be deemed to be an underwriter in connection with their offering of shares.  The estimated expenses of issuance and distribution are set forth below:

Registration Fees	Approximately	$64
Transfer Agent Fees	Approximately	500
Costs of Printing and Engraving	Approximately	500
Legal Fees	Approximately	30,000
Accounting and Audit Fees	Approximately	5,000
Total		$36,064

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 9 of our Articles of Incorporation provides that, the personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by paragraph 1 of Section 78.037 of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.

Article 10 of our Articles of Incorporation provides that, the corporation shall, to the fullest extent permitted by Section 78.751 of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section.

There are no resolutions of our shareholders or directors which address indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

On January 13, 2010, we issued 5,000,000 shares of our common stock to Richard K. Squires, our officer and director, in exchange for the transfer of certain intellectual property.  The shares were issued to a related party, and at their predecessor cost of $0.001 per share, for a total of $5,000.  The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the shareholder was either accredited or sophisticated and familiar with our operations.

On January 23, 2009, we issued 550,000 shares of our common stock to The Lebrecht Group, APLC, in exchange for legal services valued at $550.  The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the shareholder was either accredited or sophisticated and familiar with our operations.

On January 23, 2009, we issued 1,250,000 shares of our common stock to one individual, in exchange for consulting services valued at $1,250.  The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the shareholder was either accredited or sophisticated and familiar with our operations.

From January 23, 2009 through February 25, 2009, we issued 2,633,500 shares of our common stock to 212 accredited investors in exchange for $526,700.  These shares were sold for a price of $0.20 per share.  The issuances were exempt from registration pursuant to Rule 506 under Regulation D promulgated under the Securities Act of 1933, as amended.  All of the investors were accredited and were provided with a private placement memorandum of disclosure.  There was no solicitation in connection with this offering, all of the investors had a relationship with management or a consultant of the company.

On September 12, 2008, pursuant to that certain Reorganization and Stock Purchase Agreement dated September 10, 2008, by and among us, on the one hand, and Squires Turbo Systems, Inc., a Utah corporation, and its shareholders, on the other hand, we issued an aggregate of 20,462,500 shares of our common stock and 500,000 shares of our Series A Convertible Preferred Stock to the eight (8) shareholders of Squires Turbo Systems, Inc. No other investors were contacted and there was no solicitation. Our officers and directors at the time received shares as follows: Enoch M. Golding (1,250,000 shares of common stock), Richard K. Squires (10,000,000 shares of common stock and 500,000 shares of Series A Convertible Preferred Stock), Benjamin P. Cahoon (1,337,500 shares of common stock), Eric J. Ruff (3,900,000 shares of common stock), and Dave South (1,250,000 shares of common stock). The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the shareholders were either accredited or sophisticated and familiar with our operations. No specific disclosure was provided to the shareholders.

On September 22, 2008, we issued 1,250,000 and 2,500,000 shares of our common stock, respectively, to Richard K. Squires and Eric J. Ruff, each then an officer or director, in exchange for the cancellation of debt in the amount of $250,000 and $500,000.  The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the shareholders were either accredited or sophisticated and familiar with our operations.

EXHIBITS

2.1 (1)	Reorganization and Stock Purchase Agreement dated September 10, 2008

3.1 (1)	Articles of Incorporation of STS Turbo, Inc.

3.2 (1)	Bylaws of STS Turbo, Inc.

4.1 (1)	Certificate of Designation of the Rights, Privileges and Preferences of the Series A Convertible Preferred Stock

5.1	Legal Opinion of The Lebrecht Group, APLC

10.1 (1)	Promissory Note dated February 18, 2004 with Richard K. Squires

10.2 (1)	Promissory Note dated May 4, 2004 with David Ruff

10.3 (1)	Employment Agreement with Richard K. Squires

10.4 (1)	Lock-Up Agreement

10.5 (1)	IP Transfer and Securities Purchase Agreement dated January 13, 2010

10.6	Form of Authorized Distributor Agreement

21.1 (1)	List of Subsidiaries

23.1	Consent of HJ & Associates, LLC

23.2	Consent of The Lebrecht Group, APLC (included in Exhibit 5.1)

(1)           Incorporated by reference from our Registration Statement on Form S-1, filed with the Commission on February 4, 2010.

Undertakings

A.           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

B.	The undersigned registrant hereby undertakes:(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of Regulation S-K) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
For determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (Sec. 230.424);

(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Orem, State of Utah on May 14, 2010.

STS Turbo, Inc.

Dated: May 14, 2010	/s/ Richard K. Squires
	By:	Richard K. Squires
	Its:	CEO, President, and Chairman of the Board, Chief Financial Officer, Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Dated: May 14, 2010	/s/ Richard K. Squires
	By:	Richard K. Squires
	Its:	CEO, President, and Chairman of the Board, Chief Financial Officer, Principal Accounting Officer

Dated: May 14, 2010	/s/ Donna B. Squires
	By:	Donna B. Squires
	Its:	Secretary

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
STS Turbo, Inc.
Orem, Utah

We have audited the accompanying consolidated balance sheets of STS Turbo, Inc. and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of STS Turbo, Inc. and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit of $2,304,451 and has a working capital deficit of $299,592 at December 31, 2009, which together raises substantial doubt about the Company’s ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 10.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
May 14, 2010

STS TURBO, INC. & SUBSIDIARY
Consolidated Balance Sheets

	December 31,
	2009	2008
ASSETS

Current assets:

Cash	$5,351	$5,913
Accounts receivable, net	8,065	50
Inventory	248,822	225,179
Prepaid Expenses	12,936	32,494
Other current assets	-	2,825

Total current assets	275,174	266,461

Property and equipment, net	15,965	39,534

Total assets	$291,139	$305,995

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:

Current portion of capital lease payable	$1,872	$1,426
Current portion of related party long term debt	106,292	84,227
Note payable to shareholder	-	17,000
Lines of credit	112,290	118,566
Accounts payable	136,484	379,184
Accrued expenses	13,292	38,922
Accrued interest - related parties	36,388	68,374
Customer deposits and deferred revenue	159,827	379,514
Other current liabilities	8,321	9,852

Total current liabilities	574,766	1,097,065

Long term liabilities:

Capital lease payable, net of current portion	5,698	7,320
Related party long term debt, net of current portion	215,975	156,199

Total long term liabilities	221,673	163,519

Total liabilities	796,439	1,260,584

Shareholders' equity (deficit):

Preferred stock, Series A, par value $0.001, 500,000 shares
outstanding in 2009 and 2008	500	500
Common stock, par value $0.001, 28,646,000 shares and
24,212,500 shares outstanding, respectively	28,646	24,213
Additional paid in capital	1,770,005	1,232,090
Accumulated deficit	(2,304,451)	(2,211,392)

Total shareholders' equity (deficit)	(505,300)	(954,589)

Total liabilities and shareholders' equity (deficit)	$291,139	$305,995

See accompanying notes to consolidated financial statements

STS TURBO, INC. & SUBSIDIARY
Consolidated Statements of Operations

	Years Ended December 31,
	2009	2008

Revenue	$1,741,325	$1,945,173

Cost of Goods Sold (exclusive of depreciation shown separately below)	993,852	1,254,626

Gross Profit	747,473	690,547

Operating Expenses:

General and administrative	688,353	711,120
Depreciation	17,077	20,740
Marketing and sales	88,290	452,244
Research and development	23,515	74,067

Total operating expenses	817,235	1,258,171

Operating loss	(69,762)	(567,624)

Other Income (Expense):

Interest and other income	30	649
Interest expense	(23,327)	(79,616)

Total other income (expense)	(23,297)	(78,967)

Net Loss	$(93,059)	$(646,591)

Net loss per common share	$(0.00)	$(0.03)

Weighted average shares outstanding	28,354,559	20,185,861

See accompanying notes to consolidated financial statements

STS TURBO, INC. & SUBSIDIARY
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2009	2008
Cash flows from Operating Activities:
Net loss	$(93,059)	$(646,591)
Adjustments to reconcile net loss
to cash used by operating activities:
Depreciation	17,077	20,740
Bad debt expense	3,637	5,532
Stock issued as compensation	-	375
(Increase) decrease in operating assets:
Accounts receivable	(11,652)	970
Inventory	(23,643)	63,054
Prepaid expenses	19,558	(16,131)
Other current assets	2,825	4,820
Increase (decrease) in operating liabilities:
Accounts payable	(242,700)	104,144
Accrued expenses	18,576	47,940
Accrued interest - related party	24,147	33,847
Customer deposits and deferred revenue	(219,687)	190,807
Other current liabilities	(1,531)	1,954

Net cash used in operating activities	(506,452)	(188,539)

Cash Flows from Investing Activities:
Property and equipment purchases	(3,259)	(2,136)

Net cash used in investing activities	(3,259)	(2,136)

Cash Flows from Financing Activities:
Proceeds from related party debt	12,902	167,000
Payments on related party debt	(23,000)	-
Net borrowings (repayment) on line-of-credit	(6,276)	-
Payments on capital lease obligations	(1,176)	(329)
Proceeds from the sale of stock	526,699	-

Net cash provided by financing activities	509,149	166,671

Net Decrease in Cash	(562)	(24,004)

Cash, Beginning of Year	5,913	29,917

Cash, End of Year	$5,351	$5,913

Non Cash Financing Activities
Common stock issued for conversion of debt to equity	$-	$750,000.00
Exchange of debt for assets- related party	$15,649.00	$-

Cash paid for taxes	$-	$-
Cash paid for interest	$-	$46,329.00

See accompanying notes to consolidated financial statements

STS TURBO, INC. & SUBSIDIARY
Consolidated Statement of Shareholders' Equity (Deficit)
Year Ended December 31, 2009 AND 2008

	Preferred		Common		Additional Paid	Accumulated
	Shares	Amount	Shares	Amount	In Capital	Deficit	Total

Balance as of December 31, 2007	500,000	$500	18,587,500	$18,588	$487,340	$(1,564,801)	$(1,058,373)

Shares issued for compensation	-	-	1,875,000	1,875	(1,500)	-	375

Shares issued for conversion of debt	-	-	3,750,000	3,750	746,250	-	750,000

Net loss	-	-	-	-	-	(646,591)	(646,591)

Balance as of December 31, 2008	500,000	500	24,212,500	24,213	1,232,090	(2,211,392)	(954,589)

Shares issued in private placement	-	-	2,633,500	2,633	524,066	-	526,699

Shares issued for services in conjuntion with the private placement	-	-	1,800,000	1,800	358,200	-	360,000

Stock offering costs	-	-	-	-	(360,000)	-	(360,000)

Gain on exchange of debt for assets with shareholder	-	-	-	-	15,649	-	15,649

Net loss	-	-	-	-	-	(93,059)	(93,059)

Balance as of December 31, 2009	500,000	$500	28,646,000	$28,646	$1,770,005	$(2,304,451)	$(505,300)

See accompanying notes to consolidated financial statements

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 1.	Summary of Significant Accounting Policies

This summary of significant accounting policies of STS Turbo, Inc. & Subsidiary (the “Company”) is presented to assist in understanding the Company's consolidated financial statements.  The consolidated financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.  These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the consolidated financial statements.  The Company uses the accrual method of accounting and has elected a December 31 year end.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

STS Turbo, Inc. (“STS”) was incorporated in the state of Nevada on August 28, 2008 as a “C” corporation.  On September 10, 2008, STS entered into a transaction with Squires Turbo Systems, Inc. (“Squires”), a Utah corporation, incorporated on February 18, 2004.  All of the outstanding common stock of Squires was exchanged for 500,000 shares of preferred stock and 18,587,500 shares of common stock of STS.  The transaction was in substance a forward stock split and therefore has been accounted for as such. The shares issued have been retroactively presented as outstanding during 2009 and 2008.  There have been no adjustments to the carrying value of the assets and liabilities of Squires.

Nature of Operations – The Company is a manufacturer and provider of proprietary engine turbocharger systems to the automotive aftermarket.  The Company sells its products directly to consumers and through a network of distributors.  STS’ turbochargers significantly enhance the horsepower output of conventional automobile engines.  The Company’s systems are designed to install on a variety of automobile makes and models.

Consolidation – The consolidated financial statements include the accounts and operations of STS Turbo, Inc. and its wholly-owned subsidiary, Squires Turbo Systems, Inc., as of December 31, 2009 and 2008. All material inter-company transactions and accounts have been eliminated in the consolidation.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all demand deposit and money market accounts to be cash equivalents. The Company’s cash deposits in the United States are held at institutions insured by the Federal Deposit Insurance Corporation (FDIC).  At times, such deposits may be in excess of FDIC insurance limits.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 1.	Summary of Significant Accounting Policies (continued)

Accounts Receivable – Accounts receivable are presented net of an allowance for doubtful accounts of $11,379 and $9,247 as of December 31, 2009 and 2008, respectively. Accounts outstanding longer than the contractual payment terms are considered past due.  Accounts receivable are written off when management determines that they are uncollectible.  The Company sells its products to distributors and consumers across the United States and predominantly requires payment with order or at shipment to distributors and consumers, usually by credit card or other means.  Sales to distributors are not generally sold on credit terms.  The Company monitors the need for an allowance for doubtful accounts based upon specific identification of uncollectible accounts.  Historical losses due to bad debts have been minimal.

Inventory – Inventory is stated at the lower of cost or market using the average-cost method.  Inventory consists of raw materials, work in process and finished goods of the STS Turbo systems and related components.

Property and Equipment – Property and equipment are carried at cost.  Depreciation for financial reporting and tax reporting is provided using accelerated methods as shown below.  Use of a tax method for depreciation would normally be a departure from generally accepted accounting principles; however, the difference is considered immaterial, for all periods presented, in relation to the financial statements taken as a whole.

	Years	Method
Software	3	Double declining balance
Automobiles	5	Double declining balance
Shop Equipment	5	Double declining balance
Computers	3-5	Double declining balance, straight line
Production Equipment	5	Double declining balance

Impairment of long-lived assets– The Company’s long-lived assets consists of property and equipment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant management judgment is required in determining the fair value of our long-lived assets to measure impairment, including projections of future cash flows.  The Company did not recognize any impairment charges in 2009 or 2008.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 1.	Summary of Significant Accounting Policies (continued)

Patents – The Company owns three issued US Patents covering certain aspects of its proprietary turbo charger systems and technology.  The Company has not recorded any costs related to its patent on the balance sheet, but has charged these costs to expense when incurred.

Revenue Recognition – Revenues are recognized at the time products are shipped and the Company has fulfilled all of their obligations to their customer. The Company has a policy in place in which customers can have their turbo systems tuned (vehicle computer recalibration service) for 30 days after the sale. The Company has not fulfilled their obligation until the 30 day period is over.

Payments received from customers prior to the shipment of products or before the 30 day fulfillment period on turbo systems, are recorded as deferred revenue and treated as an accrued liability until the recognition of revenue takes place. Total deferred revenue for December 31, 2009 and 2008 were $123,669 and $102,055. The customer has no right of return after the 30 day period is over. Shipping and handling costs are recorded in cost of goods sold upon shipment. The Company excludes from revenues the sales taxes it collects on behalf of governmental authorities.

Income Taxes – Squires Turbo Systems, Inc., the operating subsidiary of the Company, initially elected, with the consent of its shareholders, to be treated as an “S” corporation under the Internal Revenue Code.  In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the corporation’s taxable income.  Accordingly, no provision for income taxes had been included in the financial statements from the inception of Squires Turbo Systems, Inc.

On September 10, 2008, pursuant to a Reorganization and Stock Purchase Agreement, Squires Turbo Systems, Inc. became a wholly owned subsidiary of STS Turbo, Inc., thereby terminating the election to be taxed as an S corporation.

For the period of September 11, 2008 to December 31, 2009, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operation loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 1.	Summary of Significant Accounting Policies (continued)

Net deferred tax liabilities consist of the following components as of December 31:

	2009	2008
Deferred tax assets:
NOL carryover	$151,898	$132,008
Related party accruals	80,312	3,348
Allowance for doubtful accounts	4,438	464
Warranty reserve	2,424	-
Deferred revenue	48,231	-

Deferred tax liabilities:
Depreciation	(1,752)	(180)

Valuation allowance	(285,551)	(135,640)

Net deferred tax asset	$-	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the period of September 11, 2008 to December 31, 2008 and for the year ending December 31, 2009 due to the following:

	2009	2008

Book income	$(36,293)	$(134,795)
Meals and entertainment	189	906
Depreciation	1,322	-
Warranty reserve	2,424	-
Deferred revenue	8,430	-
Allowance for doubtful accounts	832	-
Valuation allowance	23,096	133,889

Income tax expense (benefit)	$-	$-

At December 31, 2009, the Company had net operating loss carryforwards of approximately $389,500 that may be offset against future taxable income from the year 2010 through 2029.  No tax benefit has been reported in the December 31, 2009 and 2008 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 1.	Summary of Significant Accounting Policies (continued),

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry-forwards for Federal income tax reporting purposes are subject to annual limitations.  Should a change in ownership occur, net operating loss carry-forwards may be limited as to use in future years.

The Financial Accounting Standards Board ("FASB") has issued Accounting Standards Codification (“ASC”) ASC 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740-10 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of ASC 740-10, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740-10.

At the adoption date of January 1, 2007, the Company had no unrecognized tax benefit which would affect the effective tax rate if recognized.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2009 and 2008, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and in the state of Utah. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006.

Advertising – Advertising costs are expensed when incurred and totaled approximately $7,000 and $120,000 in 2009 and 2008, respectively.

Research and development costs – Research and development costs have been charged to expense as incurred.  Research and development costs were approximately $24,000 and $74,000 in 2009 and 2008, respectively.

Use of Estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 1.	Summary of Significant Accounting Policies (continued)

Fair value – The carrying value of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short-term nature of these instruments. The carrying amounts of long and short-term debt and lines of credit approximate fair value because the applicable interest rates approximate current market rates. Fair value estimates are made at a specific point in time, based on relevant market information. The Company classifies its financial instruments into three levels or pricing categories as outlined below:

Level 1: Financial instruments with unadjusted, quoted prices listed on active market exchanges.

Level 2:  Financial instruments lacking unadjusted, quoted prices from active market exchanges, including over-the-counter traded financial instruments.  The prices for the financial instruments are determined using prices for recently traded financial instruments with similar underlying terms as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3:  Financial instruments that are not actively traded on a market exchange.  This category includes situations where there is little, if any, market activity for the financial instrument.  The prices are determined using significant unobservable inputs or valuation techniques. The following tables summarize the valuation of the Company's financial instruments by the aforementioned pricing categories as of 2009 and 2008:

			Prices with
		Quoted Prices	Other	Prices with
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents -2009	$3,728	$3,728	$-	$-
Cash and cash equivalents -2008	$5,913	$5,913	$-	$-

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 1.	Summary of Significant Accounting Policies (continued)

Recently adopted accounting standards– In January 2009, the Company adopted FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS No. 168”).  SFAS No. 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by    nongovernmental entities in the preparation of financial statements in conformity with GAAP.  The FASB will no longer issue new standards of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates.  Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification.  The issuance of SFAS No. 168 and the Codification does not change GAAP.  Adoption of SFAS No. 168 did not have an impact on the financial statements.

In January 2009, the Company adopted ASC 855-10 Subsequent Events, which describes two types of subsequent events that previously were addressed in the auditing literature, one that requires post-period end adjustment to the financial statements being issued, and one that requires footnote disclosure only. Adoption of ASC 855-10 did not have a material impact on the Company’s financial statements or results of operations.

Accounting pronouncements issued not yet adopted – In June 2009, the FASB issued ASC 860-10 Accounting for Transfers of Financial, which limits the circumstances in which a transferor derecognizes a portion or component of a financial asset; defines a participating interest; requires a transferor to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer accounted for as a sale; and required enhanced disclosures; among others.  ASC 860-10 is applicable for annual reporting periods beginning after November 15, 2009 and related interim reporting periods with early adoption prohibited.  Management is currently evaluating the potential impact of ASC 860-10 on the financial statements.

In June 2009, the FASB issued ASC 810-10, which modifies the guidance related to consolidation of variable interest entities by eliminating the quantitative approach for determining the primary beneficiary of a variable interest entity, requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity, eliminates the concept of a “qualified special purpose entity,” and requires additional disclosures regarding information related to an enterprises involvement in a variable interest entity.  This is applicable for annual reporting periods beginning after November 15, 2009 and related interim reporting periods with early adoption prohibited. Management is currently evaluating the impact of this on its financial statements.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 2.	Property and Equipment

Property and equipment as of December 31, 2009 and 2008 consisted of the following:

	2009	2008

Software	$5,871	$3,146
Automobiles	5,868	128,724
Shop equipment	21,238	20,704
Production equipment	9,334	9,334
Computer equipment	29,700	29,700

Total	72,011	191,608
Less accumulated depreciation	(56,046)	(152,074)

	$15,965	$39,534

Depreciation expense for the years ended December 31, 2009 and 2008 were $17,077 and $20,740, respectively. During 2009, an officer and principal shareholder of the Company accepted the titles to certain of the Company’s automobiles as payment of debt in lieu of cash. Included in computer equipment is one capital lease that was entered into in 2008. Total accumulated depreciation related to the capital lease was $1,815 and $454 at December 31, 2009 and 2008, respectively.

Note 3.	Inventory

Inventory as of December 31, 2009 and 2008 consisted of the following:

	2009	2008

Raw materials	$167,563	$172,470
Finished goods	81,259	67,709
Inventory reserve	-	(15,000)

Total	$248,822	$225,179

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 4.	Prepaid expenses

Prepaid expenses as of December 31, 2009 and 2008 consisted of the following:

	2009	2008

Prepaid inventory	$5,029	$28,200
Prepaid insurance	1,290	4,294
Prepaid other	6,617	-

Total	$12,936	$32,494

Note 5.	Lease Commitment and Other Contingencies

Total future minimum lease payments under capital lease:

Capital

2010	$2,893
2011	2,480
2012	2,480
2013	1,860
2014	-

Total future minimum lease payments	9,713
Less amount representing interest	(2,142)
Present value of minimum lease payments	7,571
Current portion of obligations under capital lease	(1,872)
Obligations under capital less, net of current portion	$5,699

Assets under capital lease consist of telephone equipment. Depreciation expense for assets under capital lease was $1,361 and $454, respectively for the years ended December 31, 2009 and 2008. Accumulated depreciation for assets under capital lease was $1,815 and $454, respectively for the years ended December 31, 2009 and 2008.

Rent expense is recognized on a straight line basis over the life of the lease. Rent expense for the years ended December 31, 2009 and 2008 was $42,840 and $41,820, respectively. The Company leases its manufacturing and office facility under a month-to-month operating lease. The Company does not utilize any other forms of off-balance sheet financing arrangements.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 5.	Lease Commitments and Other Contingencies (continued)

Product Warranty – All sales of the Company’s systems and parts are final.  The Company offers a limited parts warranty, under which the Company will replace, at the Company’s cost, any defective part for a period of 12 months after the completion of the sale.  The Company does not warrant or claim responsibility for any damage to customer vehicle caused by the Company’s system or any other components. The Company has experienced limited warranty claims.

The following table reconciles changes in the Company’s accrued warranties and related costs for the year ended December 31, 2009 and 2008:

	2009	2008

Beginning accrued warranty	$6,949	$7,192
Cost of warranty claims	(733)	(243)
Accruals for product warranties	-	-

Ending accrued warranty	$6,216	$6,949

Note 6.	Legal Proceedings

During 2008, the Company was a defendant in a civil action with a customer concerning the performance of its products and with a customer concerning its dealer network.  Also, the Company was the plaintiff in an action involving the performance of one of its vendors.  Each of these actions was settled with no adverse affects on the Company.  From time to time, the Company may receive complaints or threatened litigation surrounding its products which are typically settled in the normal course of business without material effect on the Company.  Management is not aware of any other outstanding claims against the Company to which it is a party.

Note 7.	Related Party Transactions

During the years ended December 31, 2009 and 2008, certain officers and shareholders of the Company provided short and long term loans to augment the cash flow needs of the Company. The loans represent revolving lines of credit agreements, term loan agreements and non‐interest bearing compensation deferrals. These arrangements bear interest ranging from 8% to 15% and are secured by certain assets of the Company.  Certain officers and principal shareholders of the Company are guarantors on a variety of obligations of the Company.

During 2004, the Company entered into a promissory note with an officer and shareholder that bears interest at a rate of fifteen percent (15%) per annum on the unpaid balance. During 2008, the shareholder exchanged a portion of debt aggregating

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 7.	Related Party Transactions (continued)

$250,000 in exchange for 1,250,000 shares of the Company’s common stock. This note was due in full in February of 2009, however prior to the due date the Company entered into a twelve (12) month extension that rolled all of the accrued interest into the unpaid principal balance. During 2009, the shareholder accepted the titles to certain of the Company’s automobiles as payment of debt and accrued interest in lieu of cash, totaling $25,400. A gain of $15,649, the excess of the debt and accrued interest reduction over the carrying value of the assets, was recorded to additional paid in capital related to these transactions. In February 2010 the Company entered into a new twelve (12) month extension on the note and the note continues to bear interest at a rate of fifteen percent (15%) per annum. As of December 31, 2009 and 2008, the balance due under this note was $106,292 and $68,658, respectively, all of which was recorded as current.

During 2004, the Company entered into a revolving line of credit agreement with a shareholder to provide revolving credit facilities in the amount of $140,000. Advances under the revolving loans would bear interest at a rate of eight percent (8%) per annum, payable monthly. Because the Company did not repay all of the amounts under the revolving lines by December 31, 2008, the loan converted to a term loan payable over a thirty six (36) month term. During 2009 no payments were made on the loan and the Company went into default; however on December 31, 2009 the Company entered into a note extension wherein the lender agreed that the terms of the original note were not in default and that all principal and interest under the note would be due on December 31, 2012. At December 31, 2009 the balance due under the note was $50,691, all of which was recorded as long term. As of December 31, 2008 the balance due under this note was $50,691, where $15,569 of the balance was short-term and $35,122 of the balance was long term.

During 2004, the Company entered into a revolving line of credit agreements with a shareholder to provide revolving credit facilities in the amount of $560,000. Advances under the revolving loans would bear interest at a rate of eight percent (8%) per annum, payable monthly, until March 28, 2008. After March 28, 2008, the loans would bear interest at a rate of ten percent (10%) per annum. Should the Company not repay all of the amounts under the revolving lines by December 31, 2010, the loan will convert to a term note payable over a thirty six (36) month term. During 2008, the shareholder converted $500,000 of the revolving debt into 2,500,000 shares of the Company’s common stock. As of December 31, 2009 and 2008, the balances due under the revolving credit facilities were $4,262, none of which were recorded as current.

An officer and shareholder of the Company has unpaid accrued wages due to him in the amount of $161,022 and $116,815 at December 31, 2009 and 2008, respectively. Because the Company has had no plans to make payments on this liability within twelve (12) months of their reporting date the amounts have been classified as long term with a due date of January 2011.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 7.	Related Party Transactions (continued)

Related party notes and other amounts payable as of December 31, 2009 and 2008 are comprised of the following:

	2009	2008

Secured note payable to an officer and shareholder, bearing interest at 15% per annum, due February 2010	$106,292	$68,658

Unpaid compensation to an officer and shareholder, bearing no interest, due January 2011	161,022	116,815

Term note payable to a shareholder, bearing interest at 8% per annum, secured by Company assets, due December 2012	50,691	50,691

Revolving notes payable to shareholders, bearing interest at 8%-10% per annum, due December 2013	4,262	4,262

Total related party debt	322,267	240,426
Less current portion	(106,292)	(84,227)

Long term portion	$215,975	$156,199

Maturities of long term debt for each of the upcoming years are as follows:

2010	$106,292
2011	1,282
2012	52,107
Thereafter	162,586

Total	$322,267

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 7.	Related Party Transactions (continued)

The President and CEO of the Company has a controlling share in the voting stock of the Company, as he owns more than 50% of the shares. This gives him effective power to control the vote on substantially all significant matters without the approval of other stockholders.

Note 8.	Lines of Credit

The Company has a line of credit agreement with Wells Fargo and Advanta. The line with Advanta was paid off in 2010. The Wells Fargo line bears interest of 8% per year and has no maturity date, as it is an open line. The total balance on the lines of credit was $112,290 and $118,566 at December 31, 2009 and 2008, respectively. The financing agreements contain certain covenants.  As of December 31, 2009, the Company was in compliance with its debt covenants.

Note 9.	Shareholders’ Equity

The Company’s policy is to value share issuances at fair value. Fair value is determined by looking at what is more readily determinable, the value of the common stock or the value of the consideration received. Prior to the Company having any trading of its common stock, fair value is determined by examining stock sales with third parties.

In September of 2008, certain holders of Squires Turbo Systems Inc. notes payable aggregating $750,000 exchanged these notes for 3,750,000 shares of the Company’s common stock.  Because the transaction was with related parties, the shares were valued at the amount of debt which was converted to equity.

In September of 2008, the Company entered into two employment agreements which provided for the employees to purchase 37,500 presplit (1,875,000 post split) shares for $375 or $0.0002 per share. At the time the Company entered into the employment agreements, the fair value of the stock was determined to be the presplit par value of $0.01 per share.

During 2008, the Company issued 500,000 shares of Series A Preferred Stock, par value $0.001 (the “Preferred Stock”), as part of the reorganization to acquire the outstanding shares of Squires.  The terms of the Preferred Shares provide for non-cumulative dividends to be paid concurrent with any dividends payable to common shareholders, certain preferential rights upon the liquidation, sale or other winding up of the affairs of the Company and certain other protective provisions.  Each share of Preferred Stock is convertible into ten (10) shares of the Company’s common stock and each share is entitled to vote the equivalent of one hundred (100) shares of the Company’s common stock.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 9.	Shareholders’ Equity (continued)

During 2009, an officer and principal shareholder of the Company accepted the titles to certain of the Company’s automobiles as payment of debt and accrued interest in lieu of cash, totaling $25,400. The automobiles were valued at fair value at the time of the agreement. A gain of $15,649, the excess of the debt and accrued interest reduction over the carrying value of the assets, was recorded to additional paid in capital related to these transactions.

In January 2009, the Company entered into an agreement and completed the sale of 2,633,500 shares of its common stock to a group of investors in a private placement transaction for cash aggregating $526,699.

In connection with the successful completion of the sale of common shares through a private placement transaction in January 2009, the Company issued 1,250,000 shares of the Company’s common stock to a consultant assisting in the transaction and 550,000 shares of the Company’s common stock to a legal firm representing the Company in the transaction, for a total of 1,800,000 shares.  Based on the price paid by the investors in the private placement transaction for the Company’s common stock, the shares issued for these services were valued at $250,000 and $110,000, respectively; $360,000 in total.  This value has been recorded as stock offering costs and charged against the proceeds from the private placement.

There are no options outstanding at December 31, 2008 or 2009.

Note 10.	Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  Because of recurring operating losses, the excess of current liabilities over current assets, the stockholders’ deficit, and negative cash flows from operations, there is substantial doubt about the Company’s ability to continue as a going concern.

At December 31, 2009, the Company had total current liabilities of $574,766 and current assets of $275,174, resulting in a working capital deficiency of $299,592.  At December 31, 2009, the Company had total liabilities of $796,439.  At December 31 2009, the Company had a total shareholders’ deficit of $505,300.

The Company’s continuation as a going concern is dependent on attaining profitable operations, obtaining additional outside financing and/or restructuring its debt obligations.  The Company has funded losses from operations primarily from the issuance of debt to related parties (current shareholders and lenders of the Company), and the increase in accounts payable and accrued expenses.

STS TURBO, INC. & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008

Note 10.	Going Concern Uncertainty (continued)

During 2009 and 2008, the Company incurred operating losses due to investment in the development of new products and due to the high cost of components of its turbocharger systems.  Also, the Company’s gross margin on products sold was reduced through price discounting of its turbocharger systems to generate ongoing sales.

The Company has taken steps to reduce its debt burden and improve shareholders’ equity.  During 2008, the Company reduced its debt burden by converting $750,000 of revolving debt into shares of its common stock, thereby also reducing interest costs.  In

January of 2009, the Company successfully issued shares of its common stock in a private placement that generated $526,699 in new equity financing to augment cash flows.

In 2009, the Company’s products moved from product development into the manufacturing stage.  As a result, the cost of goods sold were reduced and gross margins improved.  The Company has also undertaken measures to reduce overhead costs to improve operating results.

In order to repay its debt obligations in full or in part when due, the Company will be required to raise significant capital from other sources.  The Company plans to file a registration statement with the Securities and Exchange Commission in early 2010 with the plan to raise additional equity capital through sales of its common stock.  There is no assurance, however, that the Company will be successful in these efforts.

Note 11.	Subsequent Events

In January 2010, the Company purchased intellectual property from an officer and shareholder of the Company. The Company issued 5,000,000 shares of common stock to the officer and shareholder in exchange for all rights, title and interests in a proprietary green power producing technology for automobiles. Because this is a related party acquisition, these shares were valued at par value of $.001 per share which is deemed to represent the predecessor value of the transferred technology.

In January 2010, the Company paid off the line of credit with Advanta in full.

In February 2010, the Company cancelled 1,250,000 shares of common stock.

The Company has evaluated subsequent events through May 14, 2010 , the date on which the financial statements were issued.